FIRST AUSTRALIAN RESOURCES LIMITED



ANNUAL REPORT 2008

CONTENTS

Directors

Michael John Evans (Chairman)
B. Bus (Curtin) A.I.T. (WA)
A.C.A. A.C.I.S.

Albert Edward Brindal
M.B.A. B.Com. FCPA

Charles Lee Cavness
Attorney at Law

Company Secretaries

Colin John Harper
C.A. B.A. (Hons)

Albert Edward Brindal
M.B.A. B.Com. FCPA

Registered Office

Suite B1, Tempo Offices
431 Roberts Road
Subiaco, WA 6008

Telephone:	(61-8) 6363 8779
Facsimile:	(61-8) 6363 8783
Internet web site:	www.far.com.au
Email:	info@far.com.au

United States Office

Suite 2125 South, 600 17th Street
Denver, Colorado, 80202

Telephone:	(303) 436 1800
Facsimile:	(303) 436 1101

Share Registry

Advanced Share Registry Limited
150 Stirling Highway
Nedlands, Western Australia 6009

Telephone	(61-8) 9389-8033
Facsimile	(61-8) 9389-7871

www.advancedshare.com.au

Stock Exchange Listings

The Australian Stock Exchange Limited
ASX Code: FAR
BSE Frankfurt

ADR Depositary

Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America

Bankers

Westpac Bank
109 St Georges Terrace
Perth, Western Australia, 6000

American National Bank
3033 East First Avenue
Denver, Colorado, 80206
United States of America

Solicitors to the Company

John Ralph
Warren Syminton Ralph
3 Norfolk Street
Fremantle, Western Australia, 6160

Mark Edwards
4 Kangaroo Parade
Yallingup, Western Australia, 6282

Auditors

Deloitte Touche Tohmatsu
Level 14, Woodside Plaza
240 St. Georges Terrace
Perth, Western Australia, 6000



Chairman's Review

2008 marked our 24th year in the oil and gas business. Without doubt it has been the most turbulent in the FAR's history caused by global events beyond the company's control.

We experienced the end of a bull energy cycle driven by growing economies like China and India. During 2008 we saw record energy prices accompanied by rising drilling costs and increased volatility in capital markets.

Oil has since traded down from around US$145 per bbl to US$38 per bbl. Natural gas has traded down from US$14 per mcf to US$4 per mcf. These price movements have been sharp and unprecedented.

We are now witnessing rigs being stacked and declines in drilling costs as oil exploration and production companies respond to the global turmoil by slashing budgets and deferring capital expenditures.

Being a junior explorer in this type of environment raises new challenges and I am pleased to report that FAR has risen to the occasion.

We have stepped up our campaign in Senegal, West Africa by assuming operatorship, increasing our holding to 90 percent, securing an extension of one year for our licences and signing up a major coventurer.

On 25 March 2009, FAR executed an Agreement with Shell to conduct an exploration program in our Senegal blocks. The objective of the program is designed to enable Shell to determine whether or not to exercise an Option to acquire a 70 percent interest and enter the second renewal period that includes a well commitment.

FAR will benefit from an exploration well carry and retain 20 percent in the event that Shell elects to enter the second renewal period. Under the Agreement, which is subject to regulatory approval, FAR will recoup approximately $US3.4 million in past expenditures regardless of the outcome of the study and a further US$6 million in the event the drilling of a well leads to a commercial development.

Reaching Agreement with Shell is another landmark in this world class exploration program. Shell is a global oil and gas industry leader and has the technical and financial capacity along with a good track record to back up their potential entry into deepwater exploration, offshore Senegal. FAR looks forward to a mutually rewarding relationship.

Our strategy of investing heavily in 3D seismic surveys and related studies has preserved our leverage going forward. Each survey was proprietary in nature and has resulted in an inventory of future drilling opportunities on leases controlled by FAR and its partners.

This strategy is designed to use capital more effectively by moving the higher cost exploration risk (namely drilling) to other industry participants.

In Senegal, interpretation of the 3D seismic data was completed early 2008. Several fans and a giant buried hills play have been identified lying adjacent to the Turonian source rock kitchen. A range of probabilistic oil in place (OOIP) estimates for a very large shelf edge closure (up to 178 km2) and multiple fan systems have been determined.

Whilst our Senegal exploration program takes pride of place, FAR controls significant equities in 3D defined plays at NE Waller, Texas and at Wild River with SUNCOR in Alberta. Both surveys have been successful in delivering a future inventory of drill ready prospects. FAR's level of participation at around 30 percent or more is meaningful and provides the option of farming down risk where appropriate.

Whilst 2 unsuccessful wells were drilled in Beibu Block 22/12 earlier in the year I am pleased to report that these did not detract from the project where CNOOC has now confirmed the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields be declared development areas.

Studies supporting an Overall Development Plan (ODP) proceeded during 2008 and should lead to the lodgement of an ODP by mid 2009. Subject to normal industry caveats, including timely receipt of government approvals, availability of contractors and the cost of goods and services, this schedule could lead to first oil production by early 2011.

In order to allow capital to be focused on the Company's more leveraged projects, the directors of FAR have resolved to pursue a sale of the Company's 5% interest in the Beibu Gulf Project.

Whilst this time last year we enjoyed a big vote of support from institutional investors many of these institutions have themselves imploded. It has been our smaller holders who have continued to back the company in the current challenging environment.

Looking forward, 2009 may be a year of great opportunity for aggressive explorers. Those bold enough to confront the sea of pessimism will be seen as tomorrow's champions. With this in mind FAR has taken measures to shore up its capital and reduce expenditures.

Chairman's Review

Details of our forward program are contained in the Operations Review section of the Annual Report and in presentation material that has been lodged with the ASX and is available on our website.

Oil and gas sales revenues in 2008 were $2,673,581 versus $1,963,133 in 2007 reflecting improved production levels despite damage caused by 2 hurricanes. Our plans are to ultimately grow production volumes from our 3D driven drilling inventory.

The Directors and staff continue to work diligently and have recently taken pay cuts or had wage levels frozen. I thank them for their efforts.

Finally, on behalf of the company I would very much like to thank shareholders who continue to offer their support. With you, I look forward to riding out the storm and experiencing success in our 2009 drilling program and beyond.

Michael Evans
Chairman

Operations Review

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN - 10.71% INTEREST

(OPERATOR - APACHE)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit and the proposed Reindeer Gas Project lies to the south.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

During the year FAR continued with Victoria Petroleum (VPE) and Sun Resources (SUR) an equity divestment program designed to market a significant interest (29.8 percent) in the Sage Oilfield.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. Ongoing work by Apache has been directed towards maturing the first three mentioned prospects for drilling.

The Operator continues interpretation of the deeper stratigraphic levels in the permit from reprocessed 3D seismic data.

Studies continue over the Sage Oilfield. The Sage structural trap was tested by Sage 1 in 1999 and flowed 2,155 barrels of 48 degree API oil per day. The Operator continues to monitor technological advances that may lead to smaller discoveries like Sage being developed. Looking forward facilities at Legendre may become available to exploit Sage by 2010 as that field reaches full depletion.

WA-254-P was renewed on the 12 June 2006 for a further term of five years. There are no well obligations before June 2010.

EP 104 - CANNING BASIN - 8% INTEREST

WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST

(OPERATOR – BURU ENERGY LTD)

EP 104 occupies an area of 740 sq km. The permit was renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the original Point Torment gas discovery and the West Kora oil discovery both of which are currently shut in.

Testing of the Stokes Bay-1 well was completed during 2008. The well was drilled by the Joint Venture in 2007 in the EP104/R1 Permits located in the Canning Basin, near the town of Derby, in Western Australia.

The testing was an attempt to provide a positive test of the reservoir fluid and character and flow capacity of the cavernous reef system in the Nullara Formation encountered by the Stokes Bay-1 well and the extent of the reservoir parameters. With large mud losses in the Stokes Bay-1 well, the reservoir potential and fluid character was not positively defined during the 2007 drilling program.

The programme involved an initial circulation of fresh water and swabbing of the wellbore before using nitrogen in an attempt to lift the heavy drilling fluids above the Nullara Formation carbonate reservoir and reduce the pressure on the formation. The test programme was designed to induce flow of formation fluids from the cavernous Nullara Formation reservoir.

The swabbing and nitrogen operations were proposed to lift sufficient drilling mud from the well bore to allow an influx of formation fluids into the wellbore. However, these options rely on there being either sufficient gas already available within the system or sufficient reservoir energy to continue to lift fluids from the well. The additional 190 bbls of drilling fluids recovered in this recent operation have not been enough to assist this influx and other methods will now need to be evaluated to determine whether hydrocarbons are present and the extent of the reservoir.

The EP 104/R1 Joint Venture parties will now consider the results of this testing programme before determining any future testing of the wellbore.

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well.

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY

(OPERATOR – ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

Operations Review



EP 104
WA-254-P
PROPOSED HIDES/KUTUBU TO GLADSTONE PIPELINE
Darwin
Townsville
Mt Isa
QLD.
N.T.
Telfer
Alice Springs
Gladstone
W.A.
Brisbane
S.A.
Kalgoorlie
N.S.W.
Perth
Esperance
Adelaide
Sydney
0
1000
KILOMETRES
VIC.
Melbourne
Canberra
LEGEND
Oil Field
Oil Pipeline
Gas Field
Gas Pipeline
First Australian Resources Interests
T/18P
TAS.
Hobart
AUSTRALIAN EXPLORATION PERMITS

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

During 2004 a new wildcat discovery was declared on the Trefoil Prospect. According to reports lodged with the ASX by AWE, a significant volume of gas has now been proven at Trefoil. The most likely "in-place" resource has been reported to lie in the range of 200 to 300 billion cubic feet of gas and 14 to 21 million barrels of liquids.

ASX reports also state the nearby Yolla field has been designed to allow the easy tie-in of Trefoil. The White Ibis gas and condensate field (also within T18P) is a potential "add on" in an overall development. Several exploration prospects within T18P have also reportedly been upgraded.

The most likely development scenario is to tie Trefoil into production facilities at the Yolla platform, where capacity exists to transport an additional 10Bcf of gas per annum to the gas treatment facilities. As a royalty holder FAR would be free carried in any development.Gas production could begin during this decade providing the Bass Gas partners, with differing equities across the two permits, can reach agreement.

A standalone development for gas reserves in T/18P to produce up to 28Pj of gas per annum is also possible; however this would require a long period of planning and financing.

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

Operations Review

CHINA OFFSHORE

BEIBU GULF BLOCK 22/12
(5% SUBJECT TO CNOOC INTEREST)

OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

During May 2006 the Beibu Gulf consortium of Australian companies made a new discovery at Wei 6-12 South and commenced studies moving towards the development of this and other oil discoveries within the block.

Studies supporting an Overall Development Plan (ODP) proceeded during 2008 and should lead to the lodgement of an ODP during the 2nd half of 2009 for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields.

During 2008 CNOOC confirmed that the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields have been declared development areas.

SUMMARY

- It is estimated that the recoverable oil at the Wei 6-12 South and Wei 6-12 oilfields ranges from a most likely case of 19 MMBO to an upside case of 27 MMBO. The operator has this estimate classified as (2c) Contigent Resources
- The Joint Venture is now moving towards the commercial development of the fields. Subject to normal industry caveats, including timely receipt of government approvals, availability of contractors and the cost of goods and services, this schedule could lead to first oil production by early 2011.
- While an Oilfield Development Plan ("ODP") has yet to be submitted, likely facilities to be included in the development are two wellhead platforms and various infield pipelines and umbilicals connecting the wellhead platforms to a PAPB and pipeline to Weizhou Island. It is estimated that 5-7 production wells will be required for optimal recovery of reserves in each of the 6-12S and 12-8W areas.

Offshore China



Mongolia
Beijing
CHINA
India
AREA OF DETAIL
N
OIL AND GAS PIPELINE
BEIBU GULF
Wei 12-1 Field (CNOOC)
WEI 6-12 (2002 Discovery)
WEI 6-12 South (2006 Discovery)
BLOCK 22-12
Wei 12-2
Wei 12-3
Wei 12-8 West
Wei 12-8 East
Oil Field
Gas Field
0
5 km
map_China_Blk22-12_location-via Web_GB_Feb08

Operations Review


To Wei Zhou Island
Original Block 22/12 Contract Area
CLZ Facility
Wei 6-12
Wei 6-12 South
WHP
12-8 West
WHP
Wei 12-8 Development Area
Oilfield/Oil accumulation
0
5km

Proposed development

EXPLORATION:

Two wells were drilled in Block 22/12 during 2008 testing prospects in close proximity to the proposed 6-12 South development. Both wells failed to intersect commercial hydrocarbons and were plugged and abandoned. A third well designed to appraise the 12-2-1 discovery was postponed for operational reasons.

Lack of success in the recent two well drilling programme in the 6-12 South area does not affect the existing development plans.

Provided a commercial development proceeds within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

In order to allow capital to be focused on the Company's key projects, the directors of FAR have resolved to pursue a sale of the Company's 5% interest in the Beibu Gulf Project.

Operations Review

SENEGAL

SANGOMAR-RUFISQUE (90%)

OPERATOR: FAR

The Sangomar-Rufisque offshore licence covers an area of approximately 7,490 sq km over the shelf, slope, and basin floor of the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.

During 2007 the seismic vessel MV Symphony acquired 2,086 square kilometres of 3D seismic data offshore Senegal in what was the largest 3D survey ever undertaken in that part of the West African coastline.

Late 2007 the 3D data was processed and interpreted. Several fans and a giant buried hills play have been identified lying adjacent to the Turonian source rock kitchen. A range of probabilistic oil in place (OOIP) estimates for a very large shelf edge closure (up to 178 km2) and multiple fan systems were derived by the previous Operator.

Particular focus has been drawn to analogue fields including Cantarell, recognized as a super giant accumulation being Mexico's and perhaps North America's largest. In pre-rift time Senegal was considered to be adjacent to Mexico before the African and American continents pulled apart

The following table illustrates that the 3D defined Aptian shelf edge Prospect falls within the giant category with mean potential exceeding a billion barrels of oil in place.

SHELF EDGE CLOSURE – POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	40	4,000	16	3.6	50
Mean	**1128**	**22,925**	**172**	**7**	**1000**
P10	3082	54,550	452	10	10000

The next table depicts one single fan with a single reservoir. 3D Mapping shows the southernmost fan complex comprises multiple stacked potential.

SANTONIAN AGE FAN –
SINGLE FAN/SINGLE RESERVOIR POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	5	400	15	8	50
Mean	**183**	**3855**	**102**	**17**	**200**
P10	516	10,000	225	25	1000

The northwest African margin is relatively under-explored, but hosts numerous sizeable, and intriguing discoveries including Chinguetti and Tioff discoveries in adjacent Mauritania

During 2008 the Joint Venture commenced an active marketing program to bring in drilling partners from the super majors and national oil companies pursuing large oil pools offshore West Africa much as Hardman Resources did several years earlier in nearby Mauritania.

The marketing campaign was temporarily interrupted while a one year extension of the licence to 22 November 2009 was sought and granted. Concurrent with this process FAR increased its interest to 90 percent and assumed the position as Operator of the blocks.

On 25 March 2009, FAR announced that it had executed an Agreement with Shell Exploration Company B.V. (Shell) to conduct an exploration programme in respect of these blocks.

Under the Agreement, which is subject to various regulatory approvals, Shell will fund a CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area where a number of drilling prospects have already been identified by FAR and its partner Petrosen.

The CSEM acquisition phase is expected to commence in quarter two 2009, and will be followed by processing, interpretation and integration of results. The objective of the programme is designed to enable Shell to determine whether or not to exercise an Option to acquire a 70 percent interest in the block and enter the second renewal period that includes a well commitment.

If Shell does commit to drilling the exploration well, Shell must fund all costs of drilling the Well up to a limit of US$65 million (combined with other costs borne by Shell prior to

Operations Review

drilling the Well). If the Well costs exceed such $65million limit, FAR will have the option of contributing its Percentages of Participation share of any overrun costs of the Well or diluting in accordance with an agreed dilution formula.

FAR will retain 20 percent in the event that Shell elects to enter the second renewal period and subsequently elects to drill an exploration well. If Shell exercises the Option but subsequently elects not to proceed to drill a well, FAR will retain its 90 percent interest, a licence to use the CSEM data and will be free to negotiate with other potential farminees.

Under the Agreement FAR will, recoup approximately $US3.4 million in past expenditures regardless of whether Shell elects to exercise the Option and a further US$6 million in the event the drilling of a well leads to a commercial development.

FAR has agreed to relinquish operatorship in favour of Shell in the event Shell decides to enter the second renewal period.

FAR is the only ASX listed entity exploring offshore Senegal. The magnitude of prospects and leads identified to date provides significant leverage to any future exploration success.

Under the terms of the licence granted by Senegal a decision to enter into the drilling phase is due during late September 2009 unless otherwise extended.


Legend
Old Boundary
New Boundary
CSEM Area
N
RUFISQUE SHALLOW
1000
2000
km2 3D acquired
Q1 2007
SANGOMAR SHALLOW
SANGOMAR DEEP
12.5
25
50
Kilometers
Water Depth:

Operations Review


10 km
North channel complex
Closure At Top Neocomain
Lower Cretaceous carbonate shelf margin structural closures
Closure At top Aptian
Mid channel complex
Santonian upper slope Stacked fans exhibiting High amplitudes
South channel complex
Albian Subcrop Closure
Water depth meters

Senegal prospects and leads

NORTH AMERICA

The Company views North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure.

FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's Houston presence underpins its ability to exploit North American ventures.

The 2008 year continued a shift toward prospect generation with processing and interpretation of 3D seismic programs meeting the objective of establishing a drilling inventory for 2008 and beyond.

3D surveys at both Wild River and NE Waller have resulted in a number of promising drilling prospects. This strategy is designed to provide FAR with greater leverage going forward.

During 2008 FAR suffered disruptions to sales lines caused by Gustav and Ike, two major hurricanes in the gulf, together with lost production due to repairs on the SL 328 #9 well.

Oil sales during the year were 12,240 barrels (2007 – 12,341 barrels) for an average of 33.5 barrels per day at an average price of US$101.92 per barrel (2007 - US$70.75 per barrel) before production taxes. Gas sales during the year were 139.4 million cubic feet (2007 - 104.7 million cubic feet) or an average of 382 thousand cubic feet per day at an average price of US$8.93 per thousand cubic feet (2007 - US$6.81 per thousand cubic feet) before production taxes.

Whilst production volumes increased during the later part of the year following repairs to the damage caused by hurricanes Gustav and Ike, the impact on revenues was offset by the decline in oil and gas prices.

During 2008 2 dry holes were drilled at NE Waller; a new zone was recompleted in a well at Lake Long and testing was conducted on the Schwing 2 and Marceaux 1 wells. Further details follow:

South Grosse Tete Project, Iberville Parish, South Louisiana. (0-14,500 feet 5%) (>14,500 feet 17.7%)

Operator Spartan Operating Company

During the year a number of zones were tested in the Schwing 2 well. Commercial flows could not be sustained and the well is likely to be plugged and abandoned.

Analysis of the results of the well have already indicated that

Operations Review

additional drilling on the structure can be justified, regardless of the final results of the Schwing #2 well.

The project is operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis.

FAR has retained its full 17.7% rights below 14,500 feet and will determine its level of participation in a deeper test if and when a proposal is made.

Lake Long Field, Lafourche Parish, South Louisiana (varying %)

Operator Kriti Exploration Inc



During 2008 FAR made a new completion of the 5500 Sand in the #6 well (FAR 31.375%). The 5500 Sand was perforated, gravel packed and turned to sales during August and has been flowing at 1.1 million cubic feet of gas per day on an 8/64 inch choke at a flowing tubing pressure of 1750 psi.

During the third quarter 2008, following delays caused by Hurricanes Gustav and Ike, a barge rig resumed operations to repair a casing leak in the SL 328 #9 well (10.1875%). A cement squeeze repair has been undertaken and the well was returned to production from the Middle Hollywood Sand interval. The well has been on production since 9 September 2007 and is currently producing 2.8 million cubic feet of gas and 43 barrels of condensate per day which approximates the rate of production prior to the repair work.

The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

All working interests at Lake Long are subject to State and other minor royalties. The Lake Long Field is operated by Kriti Exploration Inc.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)

Operator Neumin Production Company

Following an unsuccessful attempt to complete the Marceaux #1 well for production from the Secondary Alliance 2 Sand FAR has elected to relinquish its interest in certain leases over the Kicker Prospect.

FAR retains a 5 percent working interest in the Marceaux-1 well (subject to a reduction to 3.75% after payout) pending evaluation of any future proposals to complete the Alliance 3 Sand which logged 27 feet of net pay.

NE Waller, Onshore US Gulf Coast (34%)

Operator AYCO

During the year, two wells, Pitchford #1 and Pitchford #2, were drilled at NE Waller. The Pitchford #1, a 4500' Frio test, did not encounter hydrocarbons and was plugged and abandoned.

The Pitchford #2 well, a 7100' Yegua test, encountered a thin zone at Frio level with the Yegua and Cockfield appearing wet. The well was drilled on prognosis running structurally high and had good sand development however the controlling fault and associated trap mechanism appears to have formed after migration occurred. The partners decided not to complete in the Frio which was considered marginal and the well was plugged and abandoned.

These first two wells were selected from a large drilling inventory of shallow horizons. A full modern log suite was run in the wells in order that they would serve as a calibration of the 3D seismic over remaining prospects and leads. Evaluation of deeper horizons, particularly Wilcox and Midcox continues.

During the year FAR continued to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 22,216 gross acres (approx 17,484 net) have now been signed up under favourable costs and conditions.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2009 and beyond.

Operations Review

CANADA

Wild River Project, Alberta, Canada

Following completion of processing of a 3D seismic survey acquired during 2007 and success in picking up additional protective acreage at an Alberta Crown Land Sale, FAR commenced a marketing campaign during 2008 to locate partners for the drilling of a significant Wabamun drilling prospect.

FAR, in partnership with a major Canadian company, has mapped a Wabamun target with potential up to 50BCF which lies within 4.5 km of existing infrastructure and in proximity to a well that tested 10 million cubic feet of gas per day.

FAR's interest in the venture is determined on an expenditure equalisation formula that has been determined at 30 percent.

The marketing program was adversely affected by Provincial initiatives to substantially raise royalties which resulted in a dramatic slowing of drilling activity in Alberta. New royalty programs were subsequently introduced by the Government of Alberta that encourage the continued development of deep, higher-cost oil and gas reserves (effective in January 2009) however activity has not returned to previous levels.


BERLAND RIVER WEST
WABAMUN B
114 BCF OGIP
Alberta Energy & Utilities Board
Designated Pool Boundaries
BERLAND RIVER WEST
WINTERBURN A
70 BCF OGIP
Wabamun Prospect Outline
(up to 50 Bcf)
3D
Wabamun Mineral Rights held jointly by F.A.R. (29.1214%) and Suncor (70.8786%) (all yellow)
10 MMCF/D Wabamun Test in 1968
S
WILD RIVER
Wabamun Gas Prospect

Wild River Prospects

Operations Review

YEAR 2009 NORTH AMERICAN PROGRAM

The Year 2009 program comprises the following prospects: (The actual timing of certain of these projects is dependent upon joint venture partners, equipment availability and other factors)

NE Waller, Onshore US Gulf Coast (34%)

FAR and partners recorded a 42 square mile proprietary 3D survey in 2007 to evaluate a lightly explored area in northwest Harris and adjacent Waller counties, Texas. The area is on trend with significant Yegua and Wilcox production. Evaluation of this data set aided by purchased 2D seismic data has resulted in the identification of two potentially large prospects in the underlying Cretaceous section, Kickapoo Creek Prospect and Spring Creek Prospect.

These prospects are associated with Cretaceous shelf margin development. A substantial leasehold has been assembled on both Spring Creek and Kickapoo Creek prospects and a participant is being sought to earn an interest in both or either prospect by payment of a finder's fee and drilling and completing a test well under mutually agreeable terms.

Kickapoo Creek Prospect

Interpretation of 3D seismic data has delineated an untested channelized depositional system of approximately 4000 acres in size. This feature is located at the basinward edge of the Lower Cretaceous shelf margin. The updip channelized system has two erosional feeder channels that coalesce downdip into a depositional fan morphology. Seismic events display strong amplitudes and AVO effect. A 20,500' well is required to evaluate this prospect.

Spring Creek Prospect:

An untested 4- way dipping anticlinal structure approaching 900 acres in size has been delineated. This feature is a promontory located at the edge of a shelf margin adjacent to a paleotopographic slope. The depositional setting and morphology of the anticline is suggestive of a shoal or possibly a reef development. A well of 17,500' depth will be required to test this feature.

Dependent upon farmout, these drill targets may form part of FAR's 2009 drilling program. Prospects are being farmed down to reduce risk and cover costs and others may be drilled at existing working interest levels.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

South Grosse Tete Project, Iberville Parish, South Louisiana. (0-14,500 feet 5%) (>14,500 feet 17.7%)

Operator Spartan Operating Company

The geological data provided by the Schwing 002 well have generated an offset prospect at Upper and Lower Nodosaria levels which is of significant potential, albeit still in the high risk exploration category

The Operator has advised plans to drill Schwing 003 late in 2009. FAR is waiting on a review of prospect potential prior to any decision to participate.

Eagle Project, San Joaquin Basin, California. (FAR 15%)

The joint venture is currently undergoing certain changes that may lead to the appointment of a new Operator and the formulation of a more definitive program. Until this process is finalised FAR is reserving any decision on whether it will continue at its current level of interest in the joint venture.

CANADA

As detailed elsewhere in the Operations Review, subject to farm out FAR may participate in a well at Wild River during 2009.

Karr Project (FAR 15%)
Alberta, Canada

Amplitude analysis of purchased 3D confirms the Triassic Halfway Formation and Wabamun Formation potential on this prospect. The prospect potential is sized in 6-30 BCF range but could be as large as 50 BCF and is further supported by logs, samples and shows from the Pan Am 7-34 well.

Operations Review

The Karr prospect is analogous to the Berland River Gas Field (57 BCF). The Triassic Halfway Formation is productive at the analogous Karr Gas Field (12 BCF).

FAR has earned rights to the Karr prospect by drilling the Kakwa well and purchasing its 15% share of 3D seismic. Subject to farm-out efforts by Suncor and the acceptance of a capable and qualified operator, a 4,000 metre test well is planned at an estimated cost of around CAD$6 million.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

Kakwa Project (FAR 15%)
Alberta, Canada

The Kakwa well located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada and was drilled in 2006 to a total depth of 4,080 metres.

Good gas shows remain to be evaluated within secondary targets in the Cretaceous section and Middle Triassic intermediate section of the well.

FAR is waiting on advice from the operator concerning the commercial merit (if any) of these zones in the Kakwa well.

Operations Review

RESERVE SUMMARY

An assessment of estimated recoverable reserves effective 31 December 2008 based on existing discoveries provided by various sources is set out below. Coutret and Associates are independent USA based petroleum engineers. Other estimates are those published by Operators, Joint Venture participants or industry analysts.

COUNTRY		OIL (BARRELS)	GAS (billion cubic feet)	SOURCE OF DATA
USA	Gross	696 960	19.13	Coutret and Associates
Multiple Properties	Net (various)	36 506	0.94	
AUSTRALIA				
(Sage Oilfield)	Gross	3 000 000 – 5 000 000		Internal JV papers
	Net (11.25%)	337 500 – 562 500		
(Trefoil/White Ibis)	Gross	23 000 000	300.0	Strachan Corporate Pty Ltd
	Net (.09375% ORRI)	64 686	0.84	(note: ORRI converted to rule of thumb working interest on 3:1 basis)
CHINA				
Wei 6-12S, 6-12, 12-8E, 12-8W, 12-3,12-2	Gross	27 000 000		Classified by Roc Oil Ltd as best estimate (2c) Contingent Resources
	Net (2.5%)	675 000		
TOTAL	Gross	53 696 960 - 55 512 507	324.4	
	Net	1 113 692 1 338 692	1.78	

Notes:

The table of potential recoverable reserves is based on oil and gas discoveries made on leases in which FAR has an interest and excludes any potential recoverable reserves attributable to undrilled prospects.

Gross figures are the totals for all interest holders whereas net figures show only those interests attributable to FAR.

Figures shown for the USA are in the proven category according to the accepted definitions of the Society of Petroleum Engineers in that country and basically conform to the definitions used by the United States Securities and Exchange Commission. Wells making up the Company's USA reserves are concentrated in lower risk mature basins in Louisiana and Texas.

Permit Listing

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	FAR Interest % Net Revenue	
United States Of America					
Texas					
Loveless Langford 3HT	Hardeman	80	18.25	13.0416	
Bligh Loveless E #1	Hardeman	80	16.25	12.1875	
	Hardeman	80	Royalty	0.3021	
Bligh Loveless F	Hardeman	80	11.375	8.8547	
Bligh Loveless G	Hardeman	80	15.2917	SWD	
Trio Loveless I #1	Hardeman	125	20.00	15.00	undeveloped
JD McClellan #1,2	Hardeman	165	20.8203	16.1194	
Corda Joe McClellan #1	Hardeman	40	4.7694	3.6584	BPO
			7.0413	5.401	APO
Mulkey A #1-B	Hardeman	40	12.7969	9.5977	
Trio Parker #1	Hardeman	80	16.7677	12.8158	
Trio-Crawford Drieschner	Wilbarger	80	24.7509	18.3075	
Trio-Crawford Drieschner	Wilbarger	80	Royalty	0.5455	
Thompson-Sawyer Library	Hardeman	80	25.9103	19.6918	
Bligh Wofford Unit	Hardeman	60	15.75	11.8125	
Sitta "A"	Hardeman	40	5.5173	4.2069	
Phillips Grange D-1	Hardeman	40	11.25	8.6906	
Pursley Grange #1	Hardeman	40	2.10	1.6328	
BB Thrash #3	Hardeman	80	5.1383	3.751	
Barnes #2	Lipscomb	646	20.00	16.00	
Lindsey Trust 109 A-1	Dawson	440	4.64	3.5726	
Talkington #1	Dawson	160	6.6667	5.1339	
Rainosek #1	Lavacca	640	21.5766	16.1658	
Rainosek #3	Lavacca	640	20.00	15.00	
Bujnoch #1	Lavacca	640	20.00	15.20	
Vaquero #1	Victoria	320	9.00	6.6877	
Vaquero #2	Victoria	320	9.00	6.21	
NE Waller	Waller	16 593	34.00	25.50	undeveloped
Louisiana					
Pecan Lake Field					
Miami Corp. #2	Cameron	1 280	Royalty	0.7089	
Miami Corp. #2D	Cameron	1 280	Royalty	0.7089	
Miami Corp. #3	Cameron	1 280	Royalty	0.4431	
Miami Corp. #3D (Cutler)	Cameron	1 280	Royalty	0.4431	
Miami Corp #5	Cameron	1 280	Royalty	0.0071	undeveloped
Miami Corp #6	Cameron	1 280	5.3167	4.0472	undeveloped
Ada Field					
Youngblood #1D	Bienville		6.75	4.9894	
Johnson #1 Alt	Bienville	160	10.41	7.7625	
Hooks #1Alt	Bienville	160	5.8524	4.4806	
Canterbury #1Alt	Bienville	160	12.00	9.1873	
Clear Branch					
Terry Ewing No 1	Jackson	425	9.375	0.69375	
Ivan Field					
Gray RA SUN:USA	Bossier	720	1.65	APO	
Kitchens #1	Bossier	720	11.125	7.8242	
			Royalty	0.1953	
Placid #1	Bossier		12.2587	8.7476	
S. Lake Raccourci					
SL 3258 #1	Lafourche	3 200	5.2238	4.3056	

Permit Listing

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	Net Revenue	
Lake Long					
SL 328 well No.1	Lafourche	1 325	4.09375	2.9066	
SL 328 well No.6	Lafourche	1 325	31.375	23.0899	
SL 328 well No.7	Lafourche	1 325	16.375	12.408	
SL 328 well No.2ST	Lafourche	1 325	12.625	9.4496	
SL 328 well No.27	Lafourche	1 325	1.375	1.1246	
SL 328 well No.30	Lafourche	1 325	1.375	1.1246	
SL 328 well No.28	Lafourche	1 325	1.375	1.136	
SL 328 well No.8	Lafourche	1 325	1.375	1.1246	
SL 328 well No.9	Lafourche	1 325	10.1875	7.2941	
Isle St. Jean Charles					
Dupont 38 #1	Terrebone	364	5.4072	4.1958	
Dupont 38 #1D	Terrebone	364	5.4072	4.174	
South Grosse Tete					
Schwing	Iberville	1 360	19.30	13.725	BPO
					undeveloped
Kicker					
Marceaux #1	Vermilion	1 017	5.00	3.25	BPO
					undeveloped
California					
Eagle	Kings	4 360	15.00	11.7	undeveloped
Wyoming/Montana					
Lund #1 /Plentywood	Sheridan	10 800	2.08		undeveloped
Indian Tree Unit-Lois	Campbell	600	Royalty	0.0615	
Indian Tree Unit 6A	Campbell	600	0.4591	0.4027	
Canada					
Kakwa	Alberta	640	15.00	completion	AMI
Clear Hills	Alberta	4 480	15.00	completion	AMI
Wild River	Alberta	1 920	29.1214	earning	undeveloped
China	Beibu Gulf	20 287	5.00	CNOOC Back-in (51%)	
Australia					
WA-254-P	Offshore Carnarvon	80 028	10.7143		
EP 104	Canning Basin	1 160 406	8.00		
T/18 P	Bass Basin	967 000	0.0938	Royalty	
Senegal					
Sangomar-Rufisque	MSGB Basin	1 851 059	90.00		

Notes:

(I) The complexity of lease holdings in the United States of America is such that it is simplistic to reduce holdings to a tabular form. The summary presented is a reasonable tabulation of leases at the reporting date. Actual lease and well holdings are subject to "Before and After Payout variations", various farmout terms, provisions of operating agreements and may be subject to depth restrictions.

(II) AMI means an area of mutual interest applies to additional acreage

(III) Permits and concessions held in countries other than the USA are subject to various royalties, Government impositions and participation agreements.

Corporate Governance Statement

Australian Stock Exchange Listing Rule 4.10.3 requires companies to disclose the extent to which they have complied with the best practice recommendations of the ASX Corporate Governance Council.

This statement summarises the corporate governance practices adopted by the Board of Directors and their compliance with the Corporate Governance Principles and Recommendations. Where a best practice recommendation has not been followed, the non-compliance has been noted and a justification provided.

First Australian Resources Limited's ("FAR") objective is to achieve the best practice in corporate governance commensurate with the Company's size, its operations and the industry within which it participates.

The Company and its controlled entities together are referred to as FAR in this statement.

Principle 1

Lay solid foundations for management and oversight.

The Board operates in accordance with the broad principles set out below.

Role of the Board

The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure, and the adherence to Company policies. The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls, and the assessment, appointment and removal of senior executives and the company secretary.

Evaluation of Executive Performance

A review of executive performance is conducted by the CEO on an annual basis and a report made to the full Board.

Principle 2

Structure the Board to add value.

Board Composition

The Board comprises two independent non executive Directors and one executive Director acting in the capacity as both Chairman and chief executive officer. This approach does not follow ASX Best Practice Recommendations 2.2 and 2.3 as Mr. Evans is both Chairman and Chief Executive Officer.

The FAR Board's preference is that notwithstanding the Recommendation the status quo is retained because;

- There is an inherent acceptance by investors that Mr. Evans was responsible for founding the Company and establishing FAR's United States Office and US operations that provide the oil and gas sales revenue stream of the group.
- Mr. Evans status within FAR has been a key component to establishing deal flow and the quality of projects being offered.

Given that it is the view of ASX Corporate Governance Council that an executive chairman is not able to provide an independent review of the performance of management, the Board has:

- Established clear protocols for handling conflicts of interest.
- Provided the opportunity for the non executive Directors to meet without any executive present on an annual basis on the day of the AGM and encouraged discussion between non executive directors at any other time as required.
- Established an undertaking to review this position should the Company achieve a market capitalisation exceeding $100 million.

Corporate Governance Statement

Director's Independence

The Board has based its determination of a Director's independence on the criteria specified in the ASX Best Practice Recommendations. The Board considers that Charles Cavness and Albert Brindal satisfy the criteria in that they:

- Are not substantial shareholders of the Company.
- Have not been employed in an executive capacity within the last three years, with the exception of Mr Brindal who has served as Company Secretary during this period. Given that Mr Brindal has performed this role as an external contractor rather than as an employee, and prior to being appointed to the Board had never been involved in any decision making in respect of FAR's strategy or operations, the Board believes that this has not impaired his independence.
- Have not been a principal of a material professional advisor within the last three years.
- Are not a material supplier or customer of the Company.
- Do not have a material contractual relationship with the Company. In this context, fees paid to Mr. Cavness for professional legal services from time to time as disclosed in the financial statements are not considered to be of a level or nature that would impair independent judgement.
- Have no other interests or business relationships likely to materially interfere with the Director's ability to act in the best interests of the Company.

In addition, to facilitate independent decision making, each Director of the Company has the right to seek independent professional advice in the furtherance of their duties as Directors at the Company's expense provided they notify the Company beforehand.

The constitution of the Company provides that Directors shall not retain office for more than three calendar years or beyond the third annual general meeting following election without submitting to re-election by shareholders.

Details of the members of the Board, their skills, experience, expertise, qualifications and length of service are set out in the Directors' Report.

Meetings

The Board aims to hold at least 4 formal meetings in each calendar year corresponding where practical with the release to the ASX of the Quarterly Activity Reports. The number of meetings held is disclosed separately in the Directors' Report.

Board Committees

The Board does not have separately established committees dealing with audit, nomination, remuneration risk management and disclosure functions. This constitutes a departure from the ASX Best Practice Recommendations and is dealt with more fully as follows:

Nomination Committee

The Board does not have a separate nomination committee. ASX Best Practice Recommendation 2.4 provides that the Board should establish a nomination committee notwithstanding recognition that for smaller Boards, the same efficiencies may not be apparent from a formal committee.

In the absence of a nomination committee the Board has the following processes in place

- The full Board of FAR undertakes an annual review of its size and composition to ensure an appropriate mix of expertise and experience. The current Board has significant experience within the resources sector. Where a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.

Performance Evaluation

A performance review is conducted by the full Board on an annual basis.

Corporate Governance Statement

Principle 3

Promote Ethical and responsible decision making

The Company has a corporate code of conduct ("code") that has been fully endorsed by the Board and applies to all Directors and employees. The code is evolving with the Company and is updated as necessary to ensure it reflects an appropriate standard of behaviour and professionalism to maintain confidence in the Group's integrity.

In summary, the Code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Company policies.

The Company's policy in relation to dealings in the Company's securities applies to Directors, employees and consultants. Any intended market transactions must be notified to the chairman in advance to ensure that the market remains fully informed at all times prior to any contemplated transaction. The code and the Company's share trading policy are discussed with new employees.

The code and the securities trading policy are available for review on the Company's website.

Principle 4

Safeguard integrity in financial reporting

Audit Committee

Recommendation 4.1 provides that the Board should establish an audit committee. The Board of FAR has not formed an audit committee. As presently constituted, the full Board of FAR consists of only three Directors and has formed the view that it is more efficient for the Board as a whole to deal with matters that would otherwise be dealt with by an audit committee. The Board has, however, taken the following steps to safeguard the integrity of financial information.

- The chief financial officer is required to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operating results and are in accordance with relevant accounting standards.
- The chief financial officer is formally qualified in the field of financial reporting and is a member of the Institute of Chartered Accountants of Scotland.
- Personnel responsible for generating financial reports within the group must hold appropriate tertiary qualifications in the field of accounting and finance and are required to undertake continuing professional education.
- A policy has been adopted to constitute a formal audit committee upon the group reaching a market capitalisation of $100 million or upon reaching annual sales exceeding A$10 million.

Principle 5

Make timely and balanced disclosure

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company's securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage participation at general meetings. These policies are available on the Company's website.

During the drilling of a well the Company's policy is to report progress at least weekly and where possible to provide immediate release of any significant well data.

The chairman and Company Secretary have been nominated as persons responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating disclosures to the ASX, analysts, brokers, shareholders, the media and the public.

ASX releases are posted on the Company's website as soon as practical after receiving ASX acknowledgement of release to the market.

Corporate Governance Statement

Principle 6

Respect the rights of shareholders

All shareholders who request one receive a copy of the annual report. In addition electronic communication is readily accessible to shareholders who may register their email address via a mechanism on the Company's website.

In addition to the Annual Report, information is communicated to shareholders through:

- Continuous disclosure in the form of public announcements to the ASX
- Quarterly reports announced to the ASX
- Investor briefings and presentations
- Notices of all meetings of shareholders and explanatory notes as applicable to resolutions.
- Publication of the above material on the FAR website

Shareholders are invited to ask questions at the Annual General Meetings.

Principle 7

Recognise and manage risk

The board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs. As a practical matter active projects and drilling and completion reports are discussed between Board members on a very regular basis.

Where exploration and associated financial risk is assessed as high, FAR has an established policy of farming out risk to other industry participants. In certain instances risk is contained at the front end by requiring exploration wells to be based on turnkey contracts, particularly where deep targets or over pressured environments are present.

Given its early stage of development, the financial and organisational risks are considered moderate as there are simple financial and organisational structures in place. Success of the Company is dependent upon exploration success and continued funding of exploration activities.

The Company has tenements in foreign jurisdictions including Senegal, China and the United States of America. There are risks that arise in relation to the conduct of exploration activities in these foreign jurisdictions which the Company has identified and for which it has internal policies and procedures. The Company, in accordance with its corporate code of conduct, complies with all legal requirements of any jurisdiction in which it operates.

With the exception of the Senegal project, on which the Company has been appointed operator during the farm-out negotiations, the Company does not operate and as part of its environmental risk identification, ensures that it is aligned with experienced operators in each segment in which it conducts business. In addition to "Operator Insurance" covering such events as well blow-outs, FAR carries additional insurance cover across all wells in which it has an interest within the United States of America.

FAR is a junior resource entity at the exploration and early growth stage. Exploration for oil and gas is a high risk undertaking. Accordingly, the investment risk profile of the FAR is high and investment in FAR is considered to be speculative.

ASX Best Practice Recommendation 7.1 provides that the Board should establish policies on risk oversight and management.

Corporate Governance Statement

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the board is responsible for risk oversight and management. Day to day responsibility is delegated to the chief executive officer who is responsible for:

- Identification of risk;
- Monitoring risk;
- Communication of risk events to the board; and
- Responding to risk events, with board authority.

Prior to the directors making the directors declaration in the financial report, the chief executive officer and chief financial officer are required to state to the Board in writing that the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Principle 8

Remunerate fairly and responsibly

Remuneration Policy

FAR's remuneration policy is disclosed in the Remuneration Report included in the Directors Report.

Disclosure of Remuneration

FAR follows the practice of disclosing the amount of remuneration and all monetary and non-monetary components for each Director and each of the highest paid executives during the reporting period.

Remuneration Committee

Recommendation 8.1 provides that the Board should establish a remuneration committee. The Board of FAR has not formed a remuneration committee. The full Board considers those matters that would usually fall to a remuneration committee as it is considered no efficiencies would be achieved by establishing a separate committee given the Company's size and the number of personnel.

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman and allowance is made as a minimum for CPI adjustment to maintain purchasing power.

As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

A policy has been adopted to constitute a formal remuneration committee upon the group reaching a market capitalization of $100 million or upon reaching annual sales exceeding A$10 million.

Directors' Report

The directors of First Australian Resources Ltd submit herewith the Annual Financial Report for the year ended 31 December 2008. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The directors of the Company in office during or since the end of the financial year are:

Michael John Evans - *Chairman and Chief Executive Officer*

Mr Evans was the founding Chairman of the Company and primarily responsible for its public flotation in 1985. He is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and the United States of America.

Charles Lee Cavness - *Non-Executive Director*

Mr Cavness resides in Denver, Colorado, United States of America, and is an Attorney at Law admitted to practice before the Supreme Courts of the States of Texas, Alaska, and Colorado. Mr Cavness has served in the legal departments of two large American oil companies, Pennzoil Corporation and Arco. Mr Cavness has spent his entire career in the oil industry, and consequently has experience in the US, Latin America, Europe and the Middle East. Mr Cavness has been a director of the Company since 1994.

Albert Edward Brindal - *Non-Executive Director*

Mr Brindal holds an MBA, a Bachelor of Commerce Degree and is a Fellow Member of the Certified Practicing Accountants in Australia. Mr Brindal has been a director of the Company since 2007 and served as the Company Secretary since 2000.

Warwick Robert Grigor - *Non-Executive Director (resigned 1 April 2008)*

Mr Grigor is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stockbroking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business. Mr Grigor was a director of the Company since 1995 and resigned on 1 April 2008.

All directors held office during and since the end of the financial year unless otherwise stated.

Directorships of other listed companies held by directors in the 3 years immediately before the end of the financial year are as follows:

NAME	COMPANY	PERIOD OF DIRECTORSHIP
M J Evans	Monaro Mining NL	December 2004 to October 2007

Company Secretaries

Colin John Harper

Mr Harper is a member of the Institute of Chartered Accountants of Scotland and holds a BA(Hons) degree in Accounting and Finance. Mr Harper also serves as the Chief Financial Officer of the Consolidated Entity.

Albert Edward Brindal

See above for details.

Principal Activities

The principal activities of the Company and of the Consolidated Entity are:

- exploring for and producing oil and gas; and
- the acquisition and sale of oil exploration and production interests.

Operating Result

The loss of the Consolidated Entity for the year ended 31 December 2008 after income tax was $9,665,758 (2007: loss $3,713,500).

Directors' Report

Dividends

The directors recommend that no dividend be paid for the year ended 31 December 2008 nor have any amounts been paid or declared by way of dividend during the year.

Review of Operations

A review of the oil and gas operations of the Company and the Consolidated Entity is set out in the Operations Review section of this Annual Report.

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the Consolidated Entity.

Subsequent Events

Since the end of the financial year the directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly, affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

Future Developments

The Consolidated Entity intends to continue its present range of activities during the forthcoming year. In accordance with its objectives, the Consolidated Entity intends to participate in a number of exploration and appraisal wells and new projects, and may grow its exploration effort and production base by farmin or new lease acquisitions. Certain information concerning future activity is set out in the Operations Review Section. Other information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the directors, it would prejudice the interests of the Consolidated Entity.

Remuneration Report - Audited

This Remuneration Report, which forms part of the Directors' Report, sets out information about the remuneration of First Australian Resources Limited's directors and its senior management for the year ended 31 December 2008.

The directors of the Company and Consolidated Entity during the year were:

- Michael John Evans (Chairman and Chief Executive Officer)
- Charles Lee Cavness (Non-Executive Director)
- Albert Edward Brindal (Non-Executive Director)
- Warwick Robert Grigor (Non-Executive Director – resigned 1 April 2008)

The term "senior management" is used in this Remuneration Report to refer to the following persons. Except as noted, the named persons have held their current position for the whole of the financial year and since the end of the financial year:

- Colin John Harper (Chief Financial Officer / Company Secretary)
- June Ann Atling (Administration Manager Australia)
- Roseann Adessa (Administration Manager USA)

Remuneration Policy

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman.

As an exploration entity, performance outcomes are uncertain, notwithstanding endeavour. As such, remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue. The number of options granted is at the full discretion of the board.

The Consolidated Entity does not have a remuneration committee however the remuneration of Directors is dealt with at full board level.

Directors' Report

Relationship Between the Remuneration Policy and Company Performance

As noted above, remuneration packages are not linked to profit performance.

The tables below set out summary information about the Consolidated Entity's earnings and movements in shareholder wealth for the five years to 31 December 2008:

	31 December 2004 $	31 December 2005 $	31 December 2006 $	31 December 2007 $	31 December 2008 $
Revenue	2 543 887	3 778 664	3 861 149	2 679 260	3 086 217
Net loss before tax	(3 132 116)	(906 778)	(4 382 426)	(3 713 500)	(9 665 758)
Net loss after tax	(3 132 116)	(906 778)	(4 382 426)	(3 713 500)	(9 665 758)

	31 December 2004 ¢	31 December 2005 ¢	31 December 2006 ¢	31 December 2007 ¢	31 December 2008 ¢
Share price at start of year	6.3	6.2	12.0	14.0	12.0
Share price at end of year	6.2	12.0	14.0	12.0	2.8
Dividend	-	-	-	-	-
Basic and diluted loss per share	(1.74)	(0.36)	(1.18)	(0.82)	(1.90)

Director and Executive Remuneration

Remuneration packages contain the following key elements:

- Short-term employee benefits – salary/fees and non monetary benefits including provision of motor vehicles and health benefits.
- Post employment benefits – superannuation.
- Share based payments – share options granted as disclosed in note 30 of the financial statements.
- Other Benefits.

The directors and the identified Consolidated Entity executives received the following amounts as compensation for their services as directors and executives of the Company and Consolidated Entity during the year:

2008	Short-term employee benefits		Post-employment	Share-based payment	Total	
Name	Salary and Fees $	Other $	Super $	Options $	$	% consisting of options
M J Evans	293 969	25 793	48 541	-	368 303	-
C L Cavness	33 000	-	-	-	33 000	-
A E Brindal	34 086	-	-	-	34 086	-
W R Grigor (i)	31 186	-	2 807	-	33 993	-
C J Harper	126 000	-	12 600	-	138 600	-
J A Atling	96 228	-	35 200	-	131 428	-
R Adessa	82 768	13 614	-	-	96 382	-
Total	697 237	39 407	99 148	-	835 792	

(i) Resigned 1 April 2008. Includes public relations fees of $25,000 disclosed further in note 32.

Directors' Report

2007	Short-term employee benefits		Post-employment	Share-based payment	Total	
Name	Salary and Fees $	Other $	Super $	Options $	$	% consisting of options
M J Evans	217 596	16 148	120 164	405 000	758 908	53%
C L Cavness	45 202	-	-	81 000	126 202	64%
A E Brindal (ii)	-	-	-	-	-	-
W R Grigor (iii)	52 500	-	2 700	121 500	176 700	69%
C J Harper (iv)	49 231	-	4 923	72 000	126 154	57%
J A Atling	85 532	11 720	37 300	-	134 552	-
R Adessa	78 289	18 584	-	24 000	120 873	20%
Total	528 350	46 452	165 087	703 500	1 443 389	

(ii) Appointed 19 December 2007.
(iii) Includes public relations fees of $22,500 disclosed further in note 32.
(iv) Appointed 6 August 2007.

Options Granted to Directors and Executives

Whilst the Consolidated Entity does not have a formal ownership-based compensation scheme for employees (including directors) of the company, certain share options have been granted to executives in accordance with a resolution of shareholders at the AGM of the Company held on 28 May 2007. Each executive share option converts into one ordinary share of the Company on exercise. No amounts have been paid or are payable by the recipient upon receipt of the options. The options neither carry rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

During and since the end of the financial year no share options over shares in First Australian Resources Limited were granted to the directors and executives of the Company and Consolidated Entity as part of their remuneration.

The following table reconciles the outstanding share options granted to executives at the beginning and end of the financial year:

	2008 No:	2007 No:
Balance at beginning of the financial year	9 500 000	7 865 313
Exercised during the financial year	-	(7 865 313)
Granted during the financial year	-	9 500 000
Balance at the end of the financial year	9 500 000	9 500 000

The outstanding share options are exercisable at $0.15 on or before 31 July 2010.

Bonus Payments

During the year, no bonus payments were made to directors and executives of the Consolidated Entity.

In the prior year, a bonus payment of US$10,000 was made to J A Atling and R Adessa. These bonus payments were made at the discretion of the Board.

Employment Contracts

There are no written contracts in place between directors and executives and the Consolidated Entity with the exception of Mr Harper who is employed under a standard employment contract with a four week notice period.

Directors' Report

Directors' Shareholdings

The following table sets out each director's relevant interest in shares and options over shares of the Company at the date of this report:

	Fully Paid Ordinary Shares	Options Over Ordinary Shares
M J Evans	6 225 450	5 000 000
C L Cavness	1 150 000	1 000 000
A E Brindal	29 000	-

Directors' Meetings

The following table sets out the number of directors' meetings held during the financial year and the number of meetings attended by each director (while they were a director):

	Board of Directors Meetings	
	Held	Attended
M J Evans	4	4
C L Cavness	4	3
A E Brindal	4	3
W R Grigor	1	1

Share Options

Details of share options over ordinary shares issued by the Company during the period together with details of options converted during the period and on issue at 31 December 2008 are set out in note 19 to the financial statements and form part of this report.

Indemnification of officers and auditors

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

Environmental Regulations

The Entity is subject to significant environmental regulation in respect of drilling for and production of oil and gas. Approvals, licences, hearings and other regulatory requirements are performed by the operators of each permit or lease on behalf of joint ventures in which the Entity participates. Compliance by operators with environmental regulations is governed by the terms of respective joint operating agreements. The Entity does not operate any of its producing assets.

The Entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the Entity or operator. As at the date of this report the Company has not been notified of any breach.

Directors' Report

Proceedings on Behalf of the Company

At the date of this report the directors are not aware of any proceedings on behalf of the Company or Consolidated Entity.

Non-Audit Services

Details of amounts paid or payable to the auditor for audit and non-audit services provided during the year by the auditor are outlined in note 34 to the financial statements.

As there were no non-audit services during the year, the directors are satisfied that the provision of non-audit services by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Auditor's Independence Declaration

The auditor's independence declaration is included on page 31 of the annual report.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

M. J. Evans
Director

Perth, 30 March 2009.

Independence Declaration

Deloitte

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA Australia

Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Limited
Suite B1, Tempo Offices
431 Roberts Road
Subiaco WA 6008

30 March 2009

Dear Board Members

AUDITOR'S INDEPENDENCE DECLARATION TO FIRST AUSTRALIAN RESOURCES LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Limited.

As lead audit partner for the audit of the financial statements of First Australian Resources Limited for the financial year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountant

Member of
Deloitte Touche Tohmatsu

Independent Audit Report

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX: 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Auditor's Report to the members of First Australian Resources Limited

Report on the Financial Report

We have audited the accompanying financial report of First Australian Resources Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, cash flow statement and statement of changes in equity for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year as set out on pages 34 to 76.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 3, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of
Deloitte Touche Tohmatsu

Independent Audit Report

Deloitte

Auditor's Independence Declaration

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001.*

Auditor's Opinion

In our opinion:

(a) the financial report of First Australian Resources Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company and consolidated entity's financial position as at 31 December 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 3.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 26 to 28 of the directors' report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of First Australian Resources Limited for the year ended 31 December 2008, complies with section 300A of the *Corporations Act 2001*.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants
Perth, 30 March 2009

Directors' Declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Company and the Consolidated Entity; and

(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001.

At the date of this declaration, the company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the directors' opinion, there are reasonable grounds to believe that the Company and the Companies to which the ASIC Class Order applies, as detailed in note 27 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors



M. J. Evans
Director

Perth, 30 March 2009

FINANCIAL STATEMENTS



Income Statement

for the financial year ended 31 December 2008

	Note	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
Revenues	6	3 086 217	2 679 260	403 005	698 949
Other income	8(a)	-	4 642	-	-
Direct operating costs		(833 543)	(730 224)	-	-
Depreciation and amortisation expense	8(b)	(716 506)	(656 868)	(28 636)	(23 287)
Exploration expense		(7 836 846)	(1 580 946)	(1 599 659)	(1 565 888)
Abandonment expense		(290 223)	-	-	-
Impairment of loans to subsidiaries		-	-	(5 892 327)	-
Finance costs	7	(971 030)	(913 601)	(942 665)	(866 716)
Employee benefits expense		(837 291)	(1 491 321)	(708 124)	(1 342 198)
Consulting expense		(584 282)	(347 188)	(381 508)	(167 610)
Foreign exchange (loss) /gain		(28 999)	(4 924)	3 474 788	(884 184)
Other expenses		(653 255)	(672 330)	(499 774)	(534 366)
Loss before income tax		(9 665 758)	(3 713 500)	(6 174 900)	(4 685 300)
Income tax expense	9(a)	-	-	-	-
Loss for the year		(9 665 758)	(3 713 500)	(6 174 900)	(4 685 300)
Loss attributable to members of First Australian Resources Limited	21	(9 665 758)	(3 713 500)	(6 174 900)	(4 685 300)
Earnings per share:					
Basic loss (cents per share)	22	(1.90)	(0.82)		
Diluted loss (cents per share)	22	(1.90)	(0.82)		

Notes to the financial statements are included on pages 41 to 76.

Balance sheet

as at 31 December 2008

	Note	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
CURRENT ASSETS					
Cash and cash equivalents	28(a)	6 761 829	8 493 536	6 535 417	7 927 569
Trade and other receivables	10	425 501	316 264	59 366	19 581
Other financial assets	11	29 174	28 626	26 618	26 618
Other	12	71 001	22 446	10 794	21 667
Total Current Assets		7 287 505	8 860 872	6 632 195	7 995 435
NON CURRENT ASSETS					
Other financial assets	11	21 473	-	12 043 085	11 589 201
Property, plant and equipment	13	426 418	691 282	55 338	61 715
Oil and gas properties	14	24 477 652	23 774 277	14 437 525	13 713 848
Total Non-Current Assets		24 925 543	24 465 559	26 535 948	25 364 764
TOTAL ASSETS		32 213 048	33 326 431	33 168 143	33 360 199
CURRENT LIABILITIES					
Trade and other payables	15	1 422 318	478 552	849 223	230 179
Borrowings	16	5 931 282	5 506 797	5 390 000	5 001 706
Provisions	17	167 031	127 646	167 031	127 646
Total Current Liabilities		7 520 631	6 112 995	6 406 254	5 359 531
NON-CURRENT LIABILITIES					
Provisions	18	14 400	40 752	-	29 928
Total Non-Current Liabilities		14 400	40 752	-	29 928
TOTAL LIABILITIES		7 535 031	6 153 747	6 406 254	5 389 459
NET ASSETS		24 678 017	27 172 684	26 761 889	27 970 740
EQUITY					
Issued Capital	19	67 261 038	62 546 989	67 261 038	62 546 989
Reserves	20	2 854 981	397 939	1 783 535	1 531 535
Accumulated losses	21	(45 438 002)	(35 772 244)	(42 282 684)	(36 107 784)
TOTAL EQUITY		24 678 017	27 172 684	26 761 889	27 970 740

Notes to the financial statements are included on pages 41 to 76.

Statement of Changes in Equity

for the financial year ended 31 December 2008

Consolidated

		Reserves					
	Share capital $	Option Reserve $	Equity component on convertible notes $	Foreign currency translation reserve $	Total $	Accumulated Losses $	Total Attributable to equity holders of the parent $
Balance at 1 January 2007	53 639 210	331 705	496 330	(236 277)	591 758	(32 058 744)	22 172 224
Exchange differences arising on translation of foreign operations	-	-	-	(897 319)	(897 319)	-	(897 319)
Net income recognised directly in equity	-	-	-	(897 319)	(897 319)	-	(897 319)
Profit (Loss) for the period	-	-	-	-	-	(3 713 500)	(3 713 500
Total recognised income and expense	-	-	-	(897 319)	(897 319)	(3 713 500)	(4 610 819)
Share based payments	-	703 500	-	-	703 500	-	703 500
Issue of shares	9 466 531	-	-	-	-	-	9 466 531
Share issue costs	(558 752)	-	-	-	-	-	(558 752)
Balance at 31 December 2007	62 546 989	1 035 205	496 330	(1 133 596)	397 939	(35 772 244)	27 172 684
Balance at 1 January 2008	62 546 989	1 035 205	496 330	(1 133 596)	397 939	(35 772 244)	27 172 684
Exchange differences arising on translation of foreign operations	-	-	-	2 205 042	2 205 042	-	2 205 042
Net income recognised directly in equity	-	-	-	2 205 042	2 205 042	-	2 205 042
Profit (Loss) for the period	-	-	-	-	-	(9 665 758)	(9 665 758)
Total recognised income and expense	-	-	-	2 205 042	2 205 042	(9 665 758)	(7 460 716)
Share based payments	-	252 000	-	-	252 000	-	252 000
Issue of shares	5 078 000	-	-	-	-	-	5 078 000
Share issue costs	(363 951)	-	-	-	-	-	(363 951)
Balance at 31 December 2008	67 261 038	1 287 205	496 330	1 071 446	2 854 981	(45 438 002)	24 678 017

Notes to the financial statements are included on pages 41 to 76.

Statement of Changes in Equity

for the financial year ended 31 December 2008

Company

	Share capital $	Reserves: Option Reserve $	Reserves: Equity component on convertible notes $	Reserves: Foreign currency translation reserve $	Reserves: Total $	Accumulated Losses $	Total Attributable to equity holders of the parent $
Balance at 1 January 2007	53 639 210	331 705	496 330	-	828 035	(31 422 484)	23 044 761
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-
Net income recognised directly in equity	-	-	-	-	-	-	-
Profit (Loss) for the period	-	-	-	-	-	(4 685 300)	(4 685 300)
Total recognised income and expense	-	-	-	-	-	(4 685 300)	(4 685 300)
Share based payments	-	703 500	-	-	703 500	-	703 500
Issue of shares	9 466 531	-	-	-	-	-	9 466 531
Share issue costs	(558 752)	-	-	-	-	-	(558 752)
Balance at 31 December 2007	62 546 989	1 035 205	496 330	-	1 531 535	(36 107 784)	27 970 740
Balance at 1 January 2008	62 546 989	1 035 205	496 330	-	1 531 535	(36 107 784)	27 970 740
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-
Net income recognised directly in equity	-	-	-	-	-	-	-
Profit (Loss) for the period	-	-	-	-	-	(6 174 900)	(6 174 900)
Total recognised income and expense	-	-	-	-	-	(6 174 900)	(6 174 900)
Share based payments	-	252 000	-	-	252 000	-	252 000
Issue of shares	5 078 000	-	-	-	-	-	5 078 000
Share issue costs	(363 951)	-	-	-	-	-	(363 951)
Balance at 31 December 2008	67 261 038	1 287 205	496 330	-	1 783 535	(42 282 684)	26 761 889

Notes to the financial statements are included on pages 41 to 76.

Cash Flow Statement

for the financial year ended 31 December 2008

	Note	Consolidated		Company	
		2008 $	2007 $	2008 $	2007 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		2 655 504	1 915 326	4 650	46 937
Payments to suppliers		(2 714 579)	(2 349 270)	(1 358 946)	(1 297 533)
Interest and other costs of finance paid		(577 646)	(602 263)	(549 697)	(554 094)
Net cash used in operating activities	28(e)	(636 721)	(1 036 207)	(1 903 993)	(1 804 690)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		383 595	692 847	374 200	681 764
Payments for oil and gas properties		(6 269 053)	(12 829 067)	(1 790 771)	(7 546 643)
Payments for property, plant and equipment		(45 021)	(533 262)	(19 155)	(5 277)
Proceeds from sale of oil and gas properties		-	5 674	-	-
Proceeds from sale of well equipment		3 112	3 543	-	-
Amounts advanced to related parties		-	-	(2 807 123)	(5 142 940)
Net cash used in investing activities		(5 927 367)	(12 660 265)	(4 242 849)	(12 013 096)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares and other equity securities		5 078 000	9 466 531	5 078 000	9 466 531
Payment for share issue costs		(294 309)	(558 752)	(294 309)	(558 752)
Repayment of borrowings		(83 207)	-	-	-
Net cash provided by financing activities		4 700 484	8 907 779	4 783 691	8 907 779
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(1 863 604)	(4 788 693)	(1 363 151)	(4 910 007)
Cash and cash equivalents at the beginning of the year		8 493 536	13 338 619	7 927 569	12 843 217
Effects of exchange rate changes on cash and cash equivalents		131 897	(56 390)	(29 001)	(5 641)
Cash and cash equivalents at the end of the financial year	28(a)	6 761 829	8 493 536	6 535 417	7 927 569

Notes to the financial statements are included on pages 41 to 76.

Notes to the Financial Statements

31 December 2008

1. General information

First Australian Resources Limited (the Company) is a listed public company, incorporated in Australia and operating in Australia, Senegal, Canada, China and the USA.

First Australian Resources Limited's registered office and its principal place of business at the date of this report are as follows:

Suite B1, Tempo Offices
431 Roberts Road
Subiaco
WA 6008
Tel: (08) 6363 8779

2. Adoption of new and revised Accounting Standards

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period. This has not affected the amounts reported for the current or prior years.

At the date of authorisation of the financial report, the following Standards and Interpretations were in issue but not yet effective:

Standard / Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
AASB 8 'Operating Segments' and AASB 2007-3 'Amendments to Australian Accounting Standards arising from AASB 8'	1 January 2009	31 December 2009
AASB 101 (revised September 2007) 'Presentation of Financial Statements' and AASB 2007-8 'Amendments to Australian Accounting Standards arising from AASB 101' and AASB 2007-10 'Further Amendments to Australian Accounting Standards arising from AASB 101'	1 January 2009	31 December 2009
AASB 123 'Borrowing Costs' (revised) and AASB 2007-6 'Amendments to Australian Accounting Standards arising from AASB 123'	1 January 2009	31 December 2009
AASB 2008-1 'Amendments to Australian Accounting Standard – Share Based Payments: Vesting Conditions and Cancellations'	1 January 2009	31 December 2009
AASB Interpretation 13 'Customer Loyalty Programmes'	1 July 2008	31 December 2009
AASB 3 'Business Combinations' (revised) and AASB 127 'Consolidated and Separate Financial Statements' (revised) and AASB 2008-3 'Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127'	1 July 2009	31 December 2010
AASB 2008-2 'Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations Arising on Liquidation'	1 January 2009	31 December 2009
AASB 2008-5 'Amendments to Australian Accounting Standards arising from the Annual Improvements Project' and AASB 2008-6 'Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project'	AASB 2008-5 (1 January 2009) and AASB 2008-6 (1 July 2009)	AASB 2008-5 (31 December 2009) and AASB 2008-6 (31 December 2010)

The directors note that the impact of the initial application of the Standards and Interpretations is not yet known or is not reasonably estimable. These Standards and Interpretations will be first applied in the financial report of the Consolidated Entity that relates to the annual reporting period beginning on or after the effective date of each pronouncement.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Interpretations, and complies with other requirements of the law. The financial report includes the separate financial statements of the Company and the consolidated financial statements of the Consolidated Entity.

Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the financial statements and notes of the Company and Consolidated Entity comply with International Financial Reporting Standards ('IFRS').

The financial statements were authorised for issue by the directors on 30 March 2009.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

Where necessary, comparatives have been reclassified and repositioned for consistency with current year presentation.

The financial report has been prepared on the going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of business.

In the Directors' opinion, at the date of signing the financial statements there are reasonable grounds to believe that the Consolidated entity and Company will be able to pay their debts as and when they fall due.

In forming this opinion, the directors have considered the following pertinent matters:

- At 31 December 2008, the Consolidated Entity had net current liabilities of $233,126 and for the year ended 31 December 2008, the Consolidated Entity reported a net loss and a cash outflow from operating activities.
- As detailed in note 33, on 23 January 2009 a placement of 28,850,000 shares was completed at 2.6 cents per share raising $750,100 before costs.
- As detailed in note 16, during February 2009 $2,987,115 before costs was raised through the issue of 6,638,033 new convertible notes. The existing convertible notes maturing on 31 January 2009 were repaid in full on this date, resulting in a cash outflow of $5,390,000. The repayment of the existing convertible notes was included in determining the net current liabilities position above.
- As detailed in note 33, on 26 March 2009, the Company announced a placement of 70,000,000 shares at 5 cents per share to raise $3,500,000 before costs.
- The Consolidated Entity and Company balance sheets remain strong as at 31 December 2008.
- In addition to the capital and operating lease commitments disclosed in notes 23 and 25, the directors have considered the timing and quantum of all discretionary expenditure.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries) (referred to as 'the Group' in these financial statements). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(a) Basis of consolidation (continued)

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. In the separate financial statements of the Company, intra-group transactions ('common control transactions') are generally accounted for by reference to the existing (consolidated) book value of the items. Where the transaction value of common control transactions differ from their consolidated book value, the difference is recognised as a contribution by or distribution to equity participants by the transacting entities.

(b) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(c) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(d) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes on value, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash flows have been allocated among operating, investing and financing activities which appropriately classify the Consolidated Entity's activities.

(e) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Techniques, such as estimated discounted cash flows, are used to determine fair value for certain financial instruments. The fair value of forward exchange contracts, where applicable, is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(f) Employee benefits

General

Employee benefit expenses arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other types of employee benefits are charged to the income statement in the period in which they are incurred. Contributions to superannuation funds by entities within the Group are charged to the income statement when due. A superannuation scheme is not maintained on behalf of employees.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(f) Employee benefits (continued)

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled when the leave is taken and measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(g) Financial assets

Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term and certain criteria are satisfied as outlined in AASB 139 'Fiancial Instruments: Recognition and Measurement'. Financial assets held for trading purposes are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity and are initially held at fair value net of transactions costs.

Bills of exchange classified as held to maturity are recorded at amortised cost using the effective interest method less impairment, with revenue recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

(h) Acquisition of assets and goodwill

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(h) Acquisition of assets and goodwill (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Consolidated Entity's share of the identifiable net assets acquired is recorded as goodwill and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. If the cost of acquisition is less than the fair value of the business combination, the difference is recognised directly in the income statement.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments including ordinary shares and options are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments, including new shares and options, are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. The Consolidated Entity does not presently pay dividends.

Financial guarantee contract liabilities

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described in note 3(q).

Financial liabilities

Financial liabilities are classified as either financial liabilities 'at fair value through profit or loss' or other financial liabilities.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in note 29.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(j) Provisions

Provisions are recognised when the Consolidated Entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. Provisions are not recognised for future operating losses.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

The Consolidated Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Restoration and abandonment obligations are reviewed annually taking into account estimates by independent petroleum engineers.

(k) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(l) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the Entity operates ("the functional currency").

The Consolidated financial statements are presented in Australian dollars, which is First Australian Resources Limited's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies and foreign operations

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(l) Foreign currency translation (continued)

Group companies and foreign operations (continued)

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(m) Payables

Trade payables and other accounts payable are recognised when the Consolidated Entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and usually paid within 30 days of recognition.

(n) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and joint ventures except where the Consolidated Entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Consolidated Entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(n) Income tax (continued)

Tax consolidation

The Company and all its wholly-owned Australian resident Entities are part of a tax consolidated group under Australian taxation law. First Australian Resources Limited is the Head Entity in the tax consolidated group. A tax funding arrangement has not been finalised between Entities within the tax consolidated group. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the "stand alone taxpayer" approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax consolidated group are recognised by the Company (as head-entity in the tax consolidated group).

(o) Joint ventures

Jointly controlled assets and operations

Interests in jointly controlled assets and operations are reported in the financial statements by including the Consolidated Entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

(p) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income in accordance with the Consolidated Entity's general policy on borrowing costs. Refer to note 3(c).

Finance leased assets are amortised on a diminishing value basis over the term of the lease or, where it is likely the Consolidated Entity will obtain ownership of the asset, the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(q) Revenue recognition

Sale of oil and gas and related products

Revenue from the sale of oil and gas and related products is recognised when the Consolidated Entity has transferred to the buyer the significant risks and rewards of ownership and the amounts can be measured reliably. In the case of oil, this usually occurs at the time of lifting.

Interest revenue

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(r) Exploration and evaluation costs

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 'Exploration For and Evaluation of Mineral resources' and are disclosed as a separate class of assets. Costs are either expensed as incurred or partially or fully capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(r) Exploration and evaluation costs (continued)

(i) the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; and

(ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are classified between tangible and intangible and are assessed for impairment when facts and circumstances suggest the carrying amount may exceed recoverable amount. Impairment losses are recognised in the income statement.

Expenditures relating to development of oil and gas leases are shown separately and not included in exploration and evaluation assets.

(s) Property, plant and equipment and oil and gas properties

Plant and equipment, equipment under finance lease and oil and gas properties, including carried forward development expenditure, are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Consolidated Entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

All tangible assets have limited useful lives and are depreciated/amortised using the diminishing value method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward development expenditure in the production phase and plant and well equipment which are amortised on a units of production method based on the ratio of actual production to remaining proved reserves (1P) as estimated by independent petroleum engineers, and finance lease assets which are amortised over the term of the relevant lease or, where it is likely the Consolidated Entity will obtain ownership of the asset, the life of the asset.

Depreciation is calculated on a diminishing value basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value, as follows:

- Vehicles	22.5%
- Furniture, fittings and equipment	20%
- Telephones	30%
- Computer equipment	40%
- Plant and well equipment	Based on units of production
- Oil and gas properties	Based on units of production

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the diminishing value method.

The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

Notes to the Financial Statements

31 December 2008

3. Summary of significant accounting policies (continued)

(t) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses are recognised in the income statement.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately.

(u) Share-based payments

Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured by use of a Black Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. Further details on how the fair value of equity-settled share-based transactions has been determined can be found in note 30.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted after 7 November 2002 that vested after 1 January 2005. No amount has been recognised in the financial statements in respect of the other equity-settled shared-based payments.

Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

(v) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(w) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Notes to the Financial Statements

31 December 2008

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the entity's accounting policies

The following are the critical judgements including those involving estimations, that management has made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in the financial statements:

Oil and Gas Reserve Estimates are made in determining the depletion charge to be levied against producing oil and gas properties during the period. These estimates are provided by Independent Petroleum Engineers. These estimates are also used in determining the fair value of oil and gas properties for the purpose of impairment testing.

The Consolidated Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Future restoration and abandonment obligations are reviewed annually taking into account estimates by independent petroleum engineers. Presently the Consolidated Entity does not have any large scale production facilities that would have a material impact in relation to future restoration costs and accordingly there are no provisions for future restoration costs. This position may change should the Consolidated Entity embark on a more substantial development project.

Notes to the Financial Statements

31 December 2008

5. Segment Information

During the current and prior year the Consolidated Entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the Consolidated Entity operates in the USA, Australia, Canada, Senegal and China. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc. Segment accounting policies are the same as the Consolidated Entity's policies described in Note 3. Segment results are classified in accordance with their use within geographic segments regardless of legal Entity ownership.

2008	Senegal $	Canada $	Australia $	USA $	China $	Total $
Revenue						
Oil and gas sales	-	-	-	2 673 581	-	2 673 581
Other revenue	-	-	6 811	-	-	6 811
Inter-segment revenue	-	-	-	-	-	-
Total of all segments						2 680 392
Eliminations						-
Unallocated						405 825
Consolidated Revenue						3 086 217
Segment Result	(50 441)	(360)	(3 735 987)	(3 672 371)	(2 206 599)	(9 665 758)
Eliminations						-
Consolidated						(9 665 758)
Segment Assets	13 703 529	726 996	18 737 618	7 940 136	3 126 381	44 234 660
Eliminations						(12 021 612)
Consolidated						32 213 048
Segment Liabilities	-	-	7 456 263	19 678 974	7 178 891	34 314 128
Eliminations						(26 779 097)
						7 535 031
Other Segment Information						
Acquisition of segment assets	2 048 281	17 134	280 459	1 940 854	2 537 554	6 824 282
Exploration expensed	-	360	1 599 299	4 038 947	2 198 240	7 836 846
Depreciation and amortisation of segment assets	-	-	28 636	687 870	-	716 506

Notes to the Financial Statements

31 December 2008

5. Segment Information (continued)

2007	Senegal $	Canada $	Australia $	USA $	China $	Total $
Revenue						
Oil and gas sales	-	-	-	1 963 133	-	1 963 133
Other revenue	-	-	38 847	-	-	38 847
Inter-segment revenue	-	-	-	-	-	-
Total of all segments						2 001 980
Eliminations						-
Unallocated						677 280
Consolidated Revenue						2 679 260
Segment Result	(44 187)	(941 628)	(2 819 802)	96 884	(4 767)	(3 713 500)
Eliminations						-
Consolidated						(3 713 500)
Segment Assets	11 655 248	710 221	20 994 734	9 426 695	2 128 734	44 915 632
Eliminations						(11 589 201)
Consolidated						33 326 431
Segment Liabilities	-	148 629	6 290 415	15 100 374	3 179 611	24 719 029
Eliminations						(18 565 282)
						6 153 747
Other Segment Information						
Acquisition of segment assets	5 605 519	911 262	1 191 736	5 162 146	465 978	13 336 641
Exploration expensed	-	941 628	624 260	15 058	-	1 580 946
Depreciation and amortisation of segment assets	-	-	23 287	633 581	-	656 868

Notes to the Financial Statements

31 December 2008

6. Revenue

An analysis of revenue for the year from continuing operations is as follows:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Sales Revenue:				
Oil and gas revenues	2 673 581	1 963 133	-	-
Interest Revenue:				
Bank deposits	405 825	677 280	396 194	660 102
Other Revenue	6 811	38 847	6 811	38 847
	3 086 217	2 679 260	403 005	698 949

7. Finance costs

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Interest on bank overdrafts and loans	(28 365)	(46 885)	-	-
Interest on convertible notes	(539 000)	(539 000)	(539 000)	(539 000)
Total interest expense	(567 365)	(585 885)	(539 000)	(539 000)
Accretion expense (i)	(388 294)	(312 528)	(388 294)	(312 528)
Other finance costs	(15 371)	(15 188)	(15 371)	(15 188)
	(971 030)	(913 601)	(942 665)	(866 716)

(i) Accretion expense represents the unwinding of the discount on the convertible notes which are disclosed in note 16.

8. Loss for the year

(a) Gains and Losses

Loss for the year from continuing operation has been arrived at after crediting/(charging) the following gains and losses from both continuing and discontinued operations:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Gain/(loss) on disposal of property, plant and equipment	-	792	-	-
Gain/(loss) on disposal of oil and gas properties	-	3 850	-	-

Notes to the Financial Statements

31 December 2008

8. Loss for the year (continued)

(b) Other Expenses

Loss for the year from continuing operations includes the following expenses:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Depreciation and amortisation:				
- Property, plant & equipment	(130 781)	(121 469)	(28 636)	(23 287)
- Oil & gas properties	(585 725)	(535 399)	-	-
	(716 506)	(656 868)	(28 636)	(23 287)
Impairment of non-current assets:				
- wholly owned controlled entity debt	-	-	(5 892 327)	-
- exploration costs expensed:				
- Property, plant & equipment	(382 403)	-	-	-
- Oil & gas properties	(7 454 443)	(1 580 946)	(1 599 659)	(1 565 888)
	(7 836 846)	(1 580 946)	(1 599 659)	(1 565 888)
Operating lease rental expenses:				
- Rental expense on operating lease	(176 548)	(89 586)	(119 192)	(46 219)
Employee benefit expense:				
- Post employment benefits				
Defined contribution plans	(100 639)	(166 706)	(100 639)	(166 706)
- Share based payments-equity settled	-	(703 500)	-	(703 500)
- Other employee benefits	(736 652)	(621 115)	(607 485)	(471 992)
	(837 291)	(1 491 321)	(708 124)	(1 342 198)

9. Income Taxes

(a) Income tax recognised in profit or loss

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Tax expense/(income) comprises:				
Current tax expense/(income)	(2 899 727)	(1 114 050)	(1 852 470)	(1 405 590)
Tax losses not brought to account	2 899 727	1 114 050	1 852 470	1 405 590
Total tax expense/(income)	-	-	-	-

Notes to the Financial Statements

31 December 2008

9. Income Taxes (continued)

(a) Income tax recognised in profit or loss (continued)

The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Loss from operations	(9 665 758)	(3 713 500)	(6 174 900)	(4 685 300)
Income tax expense/(income) calculated at 30%	(2 899 727)	(1 114 050)	(1 852 470)	(1 405 590)
Unused tax losses and tax offsets not recognised as deferred tax assets	2 899 727	1 114 050	1 852 470	1 405 590
	-	-	-	-

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period. No adjustment has been made for the incremental impact of the USA federal income tax rate which is marginally higher at 35% for the purpose of this disclosure note as the impact is not considered significant with respect to the operations of the Consolidated Entity.

(b) Income tax recognised directly in equity

There were no current and deferred amounts charged directly to equity during the period:

(c) Deferred tax balances

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Deferred tax assets comprise:				
Tax losses in the United States	689 949	1 378 270	-	-
Tax losses in Australia	5 067 421	4 558 779	4 132 575	3 920 159
	5 757 370	5 937 049	4 132 575	3 920 159
Deferred Tax liabilities comprise				
Temporary Differences	5 757 370	5 937 049	4 132 575	3 920 159

Taxable and deductible temporary differences arise from the following:

	Consolidated			
2008	Opening Balance $	Recognised in income $	Recognised in equity $	Closing Balance $
Oil & gas properties	6 135 963	(133 595)	-	6 002 368
Property, plant & equipment	-	(43 247)	-	(43 247)
Receivables	(148 574)	-	-	(148 574)
Provisions	(50 340)	(2 837)	-	(53 177)
Total	5 937 049	(179 679)	-	5 757 370

Notes to the Financial Statements

31 December 2008

9. Income taxes (continued)

2007	Consolidated			
	Opening Balance $	Recognised in income $	Recognised in equity $	Closing Balance $
Exploration, evaluation and development expenditure	3 355 953	2 780 010	-	6 135 963
Receivables	(148 574)	-	-	(148 574)
Provisions	(34 858)	(15 482)	-	(50 340)
Total	3 172 521	2 764 528	-	5 937 049

2008	Company			
	Opening Balance $	Recognised in income $	Recognised in equity $	Closing Balance $
Oil & gas properties	4 116 005	215 253	-	4 331 258
Receivables	(148 574)	-	-	(148 574)
Provisions	(47 272)	(2 837)	-	(50 109)
Total	3 920 159	212 416	-	4 132 575

2007	Company			
	Opening Balance $	Recognised in income $	Recognised in equity $	Closing Balance $
Exploration, evaluation and development expenditure	2 275 215	1 840 790	-	4 116 005
Receivables	(148 574)	-	-	(148 574)
Provisions	(31 790)	(15 482)	-	(47 272)
Total	2 094 851	1 825 308	-	3 920 159

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses in the United States (net)	4 640 965	2 275 605	-	-
Tax losses in Australia (net)	6 707 379	5 593 653	6 707 379	4 983 633
	11 348 344	7 869 258	6 707 379	4 983 633

Tax consolidation

Relevance of tax consolidation to the Consolidated Entity

The Company and its wholly-owned Australian resident entities have formed a tax consolidated group with effect from 1 July 2007 and are therefore taxed as a single entity from that date. The head Entity within the tax consolidated group is First Australian Resources Limited. The members of the tax consolidated group are identified at note 27.

Notes to the Financial Statements

31 December 2008

10. Trade and other receivables

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Trade receivables	353 759	296 683	-	-
Interest receivable	41 405	19 581	41 405	19 581
Other receivables	525 583	495 246	513 207	495 246
Less allowance for doubtful debts	(495 246)	(495 246)	(495 246)	(495 246)
Amount owing from controlled Entity	-	-	850 100	668 046
Less allowance for doubtful debts	-	-	(850 100)	(668 046)
	425 501	316 264	59 366	19 581

The credit period on the sale of oil and gas varies between 30 and 60 days. No trade receivables were past due at balance date.

Other receivables include amounts of $495,246 (2007: $495,246) which were past due at balance date. These amounts have been provided for in full.

11. Other financial assets

Current

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Other financial assets – security deposit	29 174	28 626	26 618	26 618

The weighted average interest rate on the security deposit is 5.60% (2007: 5.70%)

Non-current

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Unsecured loans to controlled entities	-	-	25 928 997	17 897 238
Allowance for doubtful debts	-	-	(14 912 834)	(7 313 486)
	-	-	11 016 163	10 583 752
Other financial assets – security deposit	21 473	-	21 473	-
Shares in unlisted controlled entities at cost less impairment	-	-	1 005 449	1 005 449
	21 473	-	12 043 085	11 589 201

The intercompany receivable is payable on demand and currently attracts no interest

The weighted average interest rate on the security deposit is nil%.

12. Other current assets

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Prepayments	71 001	22 446	10 794	21 667

Notes to the Financial Statements

31 December 2008

13. Property, Plant and Equipment

	Consolidated		Company	
	Plant and Equipment $	TOTAL $	Plant and Equipment $	TOTAL $
Gross carrying amount				
Balance at 1 January 2007	2 005 387	2 005 387	146 994	146 994
Additions	464 302	464 302	12 832	12 832
Disposals	(55 564)	(55 564)	(19 484)	(19 484)
Net foreign currency exchange differences	(210 470)	(210 470)	-	-
Balance at 1 January 2008	2 203 655	2 203 655	140 342	140 342
Additions	157 842	157 842	22 538	22 538
Disposals	(399 797)	(399 797)	(17 145)	(17 145)
Net foreign currency exchange differences	505 273	505 273	-	-
Balance at 31 December 2008	2 466 973	2 466 973	145 735	145 735
Accumulated depreciation/amortisation and impairment				
Balance at 1 January 2007	1 604 718	1 604 718	74 824	74 824
Disposals	(54 029)	(54 029)	(19 484)	(19 484)
Depreciation expense	121 469	121 469	23 287	23 287
Net foreign currency exchange differences	(159 785)	(159 785)	-	-
Balance at 1 January 2008	1 512 373	1 512 373	78 627	78 627
Disposals	(16 867)	(16 867)	(16 866)	(16 866)
Depreciation expense	130 781	130 781	28 636	28 636
Net foreign currency exchange differences	414 268	414 268	-	-
31 December 2008	2 040 555	2 040 555	90 397	90 397
NET BOOK VALUE				
31 December 2007	691 282	691 282	61 715	61 715
31 December 2008	426 418	426 418	55 338	55 338

Notes to the Financial Statements

31 December 2008

14. Oil and gas properties

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Producing properties				
Capitalised development costs:				
Balance at 1 January	10 262 141	9 746 714	-	-
Additions	531 296	1 950 485	-	-
Transfers from non-producing properties	-	101 929	-	-
Disposals	(225 235)	(244 505)	-	-
Net foreign currency exchange differences	2 867 162	(1 292 482)	-	-
Balance at 31 December	13 435 364	10 262 141	-	-
Less: accumulated amortisation				
Balance at 1 January	8 304 142	8 939 451	-	-
Amortisation expense	585 725	535 399	-	-
Disposals	(87 950)	(240 794)	-	-
Net foreign currency exchange differences	2 377 765	(929 914)	-	-
Balance at 31 December	11 179 682	8 304 142	-	-
	2 255 682	1 957 999	-	-
Non-producing properties				
Exploration and evaluation expenditure:				
Balance at 1 January	21 816 278	13 071 284	13 713 848	7 584 051
Additions	6 135 144	10 912 854	2 323 336	7 695 685
Exploration expensed	(7 454 443)	(1 580 946)	(1 599 659)	(1 565 888)
Transfer to producing properties	-	(101 929)	-	-
Net foreign currency exchange differences	1 724 991	(484 985)	-	-
Balance at 31 December	22 221 970	21 816 278	14 437 525	13 713 848
Total oil and gas properties	24 477 652	23 774 277	14 437 525	13 713 848

(a) The ultimate recoupment of balances carried forward in relation to areas of interest still in the exploration or evaluation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

(b) Certain, but not all, of the producing properties are pledged as security in respect of a loan facility granted to a controlled Entity. At balance date the amount of the loan facility, which is guaranteed by the Parent, totalled $541,282.

Notes to the Financial Statements

31 December 2008

15. Trade and other payables

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Trade payables	538 007	263 915	96 359	15 542
Other	884 311	214 637	752 864	214 637
	1 422 318	478 552	849 223	230 179

The average credit period on purchases is approximately 30 days. No interest is charged on the trade payables for the first 30 days from the date of the invoice. Thereafter, interest may be levied on the outstanding balance at varying rates. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

16. Current borrowings

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Secured loans				
- loan facility	541 282	505 091	-	-
Unsecured loans				
- convertible notes	5 390 000	5 001 706	5 390 000	5 001 706
	5 931 282	5 506 797	5 390 000	5 001 706

The loan facility comprises a promissory note in favour of the American National Bank that is secured by certain (not all) oil and gas properties. The facility matures on 31 May 2009 and attracts a floating interest rate of ½ percent over the US prime rate. The Company, First Australian Resources Ltd, acts as a guarantor on the loan agreement. As a result of the write-down of certain exploration and evaluation expenditure at 31 December 2008, the net assets of the Company's American subsidiary have fallen below the minimum value required by the covenants in the loan agreement. This has no impact on the classification of the loan in the financial statements. Subsequent to the year end, American National Bank has agreed to waive this covenant.

7,700,000 10% convertible notes were issued in February 2006 at an issue price of $0.70 per note. Each note carried a coupon rate of 10 percent payable quarterly in arrears and was convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. The Notes were quoted on the ASX. Unconverted notes matured at 70 cents on 31 January 2009 and were repaid in full.

Subsequent to the year end, 6,638,033 new convertible notes were issued at 45 cents each, raising $2,987,115 before costs. Each convertible note carries a coupon rate of 15 percent payable quarterly in arrears and is convertible into 10 ordinary shares on or before 31 January 2012 by payment of 4.5 cents per share. The new convertible notes have been quoted on the ASX. Refer to note 33 for further details.

17. Current Provisions

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Employee benefits	167 031	127 646	167 031	127 646

Notes to the Financial Statements

31 December 2008

18. Non-current provisions

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Employee benefits	14 400	40 752	-	29 928

19. Issued Capital

	Consolidated and Company			
	2008 Number	2008 $	2007 Number	2007 $
Paid up capital:				
Ordinary fully paid shares at beginning of year	483 553 344	62 546 989	413 688 031	53 639 210
Shares allotted during the year	63 475 000	5 078 000	69 865 313	9 466 531
Share issue costs	-	(363 951)	-	(558 752)
Ordinary fully paid shares at end of year	547 028 344	67 261 038	483 553 344	62 546 989

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value.

Fully paid ordinary shares carry one vote per share and the right to dividends.

(a) The following share placements were made during the financial year to raise working capital for the Company.

(i) An allotment of 38,750,000 shares at 8 cents per share on 25 July 2008 raising $3,100,000 before issue expenses.

(ii) An allotment of 13,350,000 shares at 8 cents per share on 11 August 2008 raising $1,068,000 before issue expenses.

(iii) An allotment of 125,000 shares at 8 cents per share on 15 August 2008 raising $10,000 before issue expenses.

(iv) An allotment of 11,250,000 shares at 8 cents per share on 31 October 2008 raising $900,000 before issue expenses.

(v) Costs associated with the capital raisings above totalled $363,951.

(b) At balance date the Company had the following options available to be exercised:
1,500,000 unlisted options to subscribe for ordinary shares at 23 cents on or before 30 June 2009
2,000,000 unlisted options to subscribe for ordinary shares at 30 cents on or before 30 June 2010
9,500,000 unlisted options to subscribe for ordinary shares at 15 cents on or before 31 July 2010
6,000,000 unlisted options to subscribe for ordinary shares at 14 cents on or before 1 March 2011

Notes to the Financial Statements

31 December 2008

20. Reserves

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
(i) Option reserve				
- opening balance	1 035 205	331 705	1 035 205	331 705
- options allotted	252 000	703 500	252 000	703 500
- balance at end of year	1 287 205	1 035 205	1 287 205	1 035 205

The option reserve represents the value of options issued as share based payments based on the Black Scholes Valuation method. For further details on options issued during the year see Note 30.

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
(ii) Foreign currency translation reserve				
- balance at beginning of year	(1 133 596)	(236 277)	-	-
- deficit on translation of overseas controlled Entity	2 205 042	(897 319)	-	-
- balance at end of year	1 071 446	(1 133 596)	-	-

Exchange differences relating to the translation from functional currencies into Australian dollars are brought to account by entries made directly to the foreign currency translation reserve, as described in note 3.

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
(iii) Equity component on convertible notes				
- balance at beginning of year	496 330	496 330	496 330	496 330
- issue of convertible notes	-	-	-	-
- balance at end of year	496 330	496 330	496 330	496 330

The equity component on convertible notes represents the equity component (conversion rights) on the issue of 7,700,000 unsecured convertible notes at 70 cents each on 14 February 2006 which raised $5,390,000 before issue costs. Each note carried a coupon rate of 10 percent payable quarterly in arrears and was convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. The convertible notes were quoted on the ASX. Subsequent to the year end the convertible notes have matured and been repaid in full.

The equity component of $496,330 was calculated as the face value of the note, less the financial liability component at the date of issue. The financial liability component at date of issue was calculated by discounting the face value of the convertible notes together with the interest payable thereon over the maturity period, followed by an allocation of the debt issue costs between the debt and equity components on a pro-rata basis. The discount rate used was 15%, representing the directors' estimate of the interest rate applicable to a debt instrument issued under similar terms with a similar maturity period.

Notes to the Financial Statements

31 December 2008

21. Accumulated Losses

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Balance at beginning of financial year	(35 772 244)	(32 058 744)	(36 107 784)	(31 422 484)
Net Loss	(9 665 758)	(3 713 500)	(6 174 900)	(4 685 300)
Balance at end of financial year	(45 438 002)	(35 772 244)	(42 282 684)	(36 107 784)

22. Earnings Per Share

	2008 Cents per share	2007 Cents per share
Basic earnings/(loss) per share	(1.90)	(0.82)
Diluted earnings/(loss) per share	(1.90)	(0.82)

The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2008 $	2007 $
Earnings:		
Net loss for the year	(9 665 758)	(3 713 500)

	2008 Number	2007 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	507 662 429	451 115 477

The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares used in the calculation of diluted EPS:

	2008 Number	2007 Number
$0.10 June 2008 unlisted options	-	2 000 000
$0.125 to $0.15 Sept 2008 unlisted options	-	500 000
$0.18 June 2008 unlisted options	-	1 500 000
$0.23 June 2009 unlisted options	1 500 000	1 500 000
$0.30 June 2010 unlisted options	2 000 000	2 000 000
$0.15 July 2010 unlisted option	9 500 000	9 500 000
$0.14 March 2011 unlisted options	6 000 000	-
Convertible Notes	38 500 000	38 500 000
	57 500 000	55 500 000

Notes to the Financial Statements

31 December 2008

23. Commitments for expenditure

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Oil and Gas Properties				
Not longer than 1 year	549 304	3 912 527	78 068	1 247 244
Longer than 1 year and not longer than 5 years	-	-	-	-
Longer than 5 years	-	-	-	-
	549 304	3 912 527	78 068	1 247 244

The exploration commitments reflect the minimum expenditure to meet the conditions under which the licences are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, farmout or relinquishment of the interests and may vary depending upon the results of exploration. The estimate does not include possible expenditures on certain USA drilling programs as the Entity has the right but not obligation to participate in most USA wells. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

Non-cancellable operating lease commitments are disclosed in note 25 to the financial statements.

24. Contingent liabilities and contingent assets

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Contingent liabilities				
Guarantee on lease premises (a)	17 000	17 000	17 000	17 000

(a) The Company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank. Subsequent to the year end this guarantee has been released and the security deposit repaid to the Company.

There are no contingent liabilities arising from service contracts with executives.

25. Leases

Operating Leases - Leasing arrangements

Operating leases relate to office facilities with lease terms of between 1 to 5 years remaining at balance date. The Company / Consolidated Entity does not have an option to purchase the leased asset at the end of the expiry term.

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Non-cancellable operating lease payments:				
Not longer than 1 year	159 837	100 721	90 117	67 813
Longer than 1 year and not longer than 5 years	376 457	68 372	316 798	-
Longer than 5 years	-	-	-	-
	536 294	169 093	406 915	67 813

Notes to the Financial Statements

31 December 2008

26. Interests in Joint Venture Operations

The Consolidated Entity has an interest in the following material joint venture operations whose principal activities are oil and gas production and/or exploration.

Name	Percentage of Output Interest	
	2008 %	2007 %
Australia		
Carnarvon Basin - WA254P	10.71	10.71
Canning Basin – EP104/R1	8.00	8.00
China		
Beibu Gulf Block 22/12	5.00	5.00
Senegal		
Rufisque Offshore / Sangomar Offshore / Sangomar Deep Offshore	90.00	30.00

In addition to the interests set out in the above table, the Consolidated Entity holds working interests in numerous oil and gas leases in the United States of America and Canada as more fully detailed in the Permit Listing following the Operations Review section of the Annual Report.

The Company's and Consolidated Entity's interests in assets employed in the above joint venture operations are detailed below. The amounts are included in the financial statements under their respective asset categories.

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Current Assets				
Other assets	60 207	-	-	-
Non-Current Assets				
Property, plant and equipment	366 545	626 665	-	-
Oil and gas properties	24 477 652	23 774 277	14 437 525	13 713 848
Current Liabilities				
Trade and other payables	943 965	244 121	375 185	-

Contingent liabilities and capital commitments

The capital commitments arising from the Consolidated Entity's interests in joint ventures are disclosed in note 23.

There are no contingent liabilities in respect of the Consolidated Entity's interest in joint ventures.

27. Subsidiaries

Name of Entity	Country of incorporation	Ownership interest	
		2008 %	2007 %
Parent Entity			
First Australian Resources Limited (i)	Australia		
Subsidiaries			
G2 Net Pty Ltd (ii) (iii)	Australia	100	100
Humanot Pty Ltd (ii) (iii)	Australia	100	100
Oil Australia Pty Ltd (ii)	Australia	100	100
First Australian Resources Inc	USA	100	100

Notes to the Financial Statements

31 December 2008

27. Subsidiaries (continued)

(i) First Australian Resources Limited is the Head Entity within the tax consolidated group.

(ii) These companies are members of the tax consolidated group.

(iii) These wholly-owned controlled Entities have entered into a deed of cross guarantee with First Australian Resources Limited pursuant to ASIC Class Order 98/1418 and are relieved from the requirements to prepare and lodge an audited financial report.

The consolidated income statement and balance sheet of entities which are party to the deed of cross guarantee are:

	Consolidated	
	2008 $	2007 $
Income Statement		
Revenues	403 005	698 949
Depreciation and amortisation expense	(28 636)	(23 287)
Exploration expense	(1 599 659)	(1 565 888)
Impairment of loans	(5 891 899)	-
Finance costs	(942 665)	(866 716)
Employee benefits expense	(708 124)	(1 342 198)
Consulting expense	(381 508)	(167 610)
Foreign exchange gain / (loss)	3 474 788	(884 184)
Other expenses	(500 216)	(533 926)
Loss before income tax	(6 174 914)	(4 684 860)
Income tax expense	-	-
Loss for the year	(6 174 914)	(4 684 860)
Balance Sheet		
CURRENT ASSETS		
Cash and cash equivalents	6 535 417	7 927 573
Receivables	59 366	19 581
Other financial assets	48 091	26 618
Other	10 794	21 667
Total Current Assets	6 653 668	7 995 439
NON CURRENT ASSETS		
Trade and other receivables	11 016 163	10 583 752
Other financial assets	1 005 446	1 005 446
Property, plant and equipment	55 338	61 715
Oil and gas properties	14 437 525	13 713 848
Total Non-Current Assets	26 514 472	25 364 781
TOTAL ASSETS	33 168 140	33 360 220
CURRENT LIABILITIES		
Trade and other payables	849 223	230 179
Borrowings	5 390 000	5 001 706
Provisions	167 031	127 646
Total Current Liabilities	6 406 254	5 359 531
NON-CURRENT LIABILITIES		
Provisions	-	29 928
Total Non-Current Liabilities	-	29 928
TOTAL LIABILITIES	6 406 254	5 389 459
NET ASSETS	26 761 886	27 970 761
EQUITY		
Issued Capital	67 261 038	62 546 989
Reserves	1 783 535	1 531 535
Accumulated losses	(42 282 677)	(36 107 763)
TOTAL EQUITY	26 761 896	27 970 761
Accumulated Losses		
Balance at beginning of financial year	(36 107 763)	(31 422 903)
Net Loss	(6 174 914)	(4 684 860)
Balance at end of financial year	(42 282 677)	(36 107 763)

Notes to the Financial Statements

31 December 2008

28. Notes to the cash flow statement

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement are reconciled to the related items in the balance sheet as follows:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Cash and cash equivalents	6 761 829	8 493 536	6 535 417	7 927 569
	6 761 829	8 493 536	6 535 417	7 927 569

(b) Non-cash financing and investing activities

During the financial year, there were no non-cash financing or investing activities.

(c) Financing facilities

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Secured bank loan facility maturing 31 May 2009 which may be extended by mutual agreement:				
• amount used	541 282	505 091	-	-
• amount unused	-	232 204	-	-
	541 282	737 295	-	-

(d) Cash balances not available for use

There are no restrictions on cash balances at the reporting date

(e) Reconciliation of profit for the period to net cash flows from operating activities

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Profit/(loss) for the period	(9 665 758)	(3 713 500)	(6 174 900)	(4 685 300)
(Gain) on sale or disposal of non-current assets	-	(4 642)	-	-
Depreciation and amortisation of non-current assets	716 506	656 868	28 636	23 287
Foreign exchange (gain)/loss	28 999	4 924	(3 474 788)	884 184
Equity settled share-based payment	252 000	703 500	252 000	703 500
Exploration expensed	7 836 846	1 580 946	1 599 659	1 565 888
Impairment of loans	-	-	5 892 327	-
Interest income received	(405 825)	(677 280)	(396 194)	(660 102)
Accretion on convertible note	388 294	312 528	388 294	312 528
(Increase)/decrease in assets:				
Trade receivables	(57 076)	15 557	-	14 281
Other financial assets	(21 473)	-	(21 473)	-
Other current assets	(48 555)	(6 579)	10 873	(10 976)
Increase/(decrease) in liabilities:				
Trade and other payables	326 288	37 807	(17 884)	(3 587)
Current provisions	39 385	103 049	39 385	103 049
Non-current payables	-	-	-	-
Non-current provisions	(26 352)	(49 385)	(29 928)	(51 442)
Net cash from operating activities	(636 721)	(1 036 207)	(1 903 993)	(1 804 690)

Notes to the Financial Statements

31 December 2008

29. Financial instruments

(a) Capital risk management

The Company and Consolidated Entity manages its capital to ensure that it will be able to continue as a going concern whilst maintaining an optimal debt to equity balance. The capital structure of the Company and Consolidated Entity consists of cash and cash equivalents, convertible loan notes and equity attributable to equity holders of the parent comprising issued capital, reserves and accumulated losses.

(b) Financial risk management objectives

The Company and Consolidated Entity's management provides services to the business, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the operations of the Company and Consolidated Entity.

The Company and Consolidated Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The use of financial derivatives is governed by the Company and Consolidated Entity's policies approved by the board of Directors.

The Company and Consolidated Entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company and Consolidated Entity does not presently enter into derivative financial instruments to manage its exposure to interest rate and foreign currency risk

(c) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 3 to the financial statements.

(d) Categories of financial instruments

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Financial assets				
Cash and cash equivalents	6 761 829	8 493 536	6 535 417	7 927 569
Loans and receivables	476 148	344 890	12 129 069	11 635 400
Financial liabilities				
Amortised cost	7 353 600	5 985 349	6 239 223	5 231 885

(e) Foreign currency risk management

The Company and Consolidated Entity undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters which may include forward foreign exchange contracts against specific obligations denominated in foreign currency.

The Company and Consolidated Entity may enter into forward foreign exchange contracts to cover specific foreign currency payments from time to time relating to specific drilling obligations that are denominated in US dollars. No forward foreign currency contracts were entered into during the year.

Foreign currency risk sensitivity

The Company and Consolidated Entity is mainly exposed to US dollars. The following analysis details the Consolidated Entity's and the Company's sensitivity to a 10% increase and decrease in the Australian dollar against the US dollar. The sensitivity analysis only includes outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

At the reporting date, if the Australian dollar had increased / decreased by 10% against the US dollar:

- the Consolidated Entity's net loss after tax would increase / decrease by $30,363.
- the Company's net loss after tax would increase / decrease by $1,031,833.

Notes to the Financial Statements

31 December 2008

29. Financial instruments (continued)

(f) Commodity price risk management

The Company and Consolidated Entity's oil and gas production is sold at spot price and hence has exposure to commodity price fluctuations. No forward commodity price contracts were entered into during the year.

Commodity price sensitivity analysis

The following analysis details the Consolidated Entity's and the Company's sensitivity to a 10% increase and decrease in the average commodity price during the year.

If the average commodity prices during the year had increased / decreased by 10%:

- the Consolidated Entity's net loss after tax would decrease / increase by $267,358.
- the Company's net loss after tax would decrease / increase by $nil.

(g) Liquidity risk management

The Company and Consolidated Entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Company and Consolidated Entity's remaining contractual maturity for its non-derivative financial assets and liabilities. The tables have been prepared based on the undiscounted cash flows expected to be received / paid by the Company and Consolidated Entity.

Consolidated

	Weighted average effective interest rate %	Maturity					Total $
		Less than 1 month $	1-3 months $	3 months to 1 year $	1-5 years $	5+ years $	
2008							
Financial assets:							
Non-interest bearing	-	1 245 275	-	-	21 473	-	1 266 748
Variable interest rate	5.16	6 029 174	-	-	-	-	6 029 174
		7 274 449	-	-	21 473	-	7 295 922
Financial liabilities:							
Non-interest bearing	-	1 442 318	-	-	-	-	1 422 318
Variable interest rate	3.75	-	-	549 740	-	-	549 740
Fixed interest rate	10.00	5 434 917	-	-	-	-	5 434 917
		6 877 235	-	549 740	14 400	-	7 406 975
2007							
Financial assets:							
Non-interest bearing	-	318 272	-	-	-	-	318 272
Variable interest rate	6.68	2 789 051	5 750 000	27 952	-	-	8 567 003
		3 107 323	5 750 000	27 952	-	-	8 885 275
Financial liabilities:							
Non-interest bearing	-	478 552	-	-	-	-	478 552
Variable interest rate	8.83	-	-	523 674	-	-	523 674
Fixed interest rate	10.00	-	-	-	5 973 917	-	5 973 917
		478 552	-	523 674	5 973 917	-	6 976 143

Notes to the Financial Statements

31 December 2008

29. Financial instruments (continued)

Liquidity and interest risk tables (continued)

Company

	Weighted average effective interest rate %	Maturity					Total $
		Less than 1 month $	1-3 months $	3 months to 1 year $	1-5 years $	5+ years $	
2008							
Financial assets:							
Non-interest bearing	-	652 728	-	-	12 043 085	-	12 695 813
Variable interest rate	5.16	6 026 618	-	-	-	-	6 026 618
		6 679 346	-	-	12 043 085	-	18 722 431
Financial liabilities:							
Non-interest bearing	-	849 223	-	-	-	-	849 223
Fixed interest rate	10.00	5 434 917	-	-	-	-	5 434 917
Financial guarantee contracts*	-	-	-	-	-	-	-
		6 284 140	-	-	-	-	6 284 140
2007							
Financial assets:							
Non-interest bearing	-	19 581	-	-	-	11 589 201	11 608 782
Variable interest rate	6.79	2 223 084	5 750 000	27 952	-	-	8 001 036
		2 242 665	5 750 000	27 952	-	11 589 201	19 609 818
Financial liabilities:							
Non-interest bearing	-	230 179	-	-	-	-	230 179
Fixed interest rate	10.00	-	-	-	5 973 917	-	5 973 917
Financial guarantee contracts*	-	-	-	-	-	-	-
		230 179	-	-	5 973 917	-	6 204 096

*Financial guarantee contracts relate to the guarantee over the US loan facility (refer note 16)

(h) Interest rate risk management

The Consolidated Entity is exposed to interest rate risk as it borrows funds at floating interest rates. The Consolidated Entity also earns interest at floating rates from its cash and cash equivalents.

Interest rate sensitivity analysis

The following analysis details the Consolidated Entity's and the Company's sensitivity to a 10% increase and decrease in the average interest rate during the year.

If the average interest rate during the year had increased / decreased by 10%:

- the Consolidated Entity's net loss after tax would decrease / increase by $40,583.
- the Company's net loss after tax would decrease / increase by $39,619.

Notes to the Financial Statements

31 December 2008

29. Financial instruments (continued)

(i) Credit risk management

Trade accounts receivable presently consist of several established customers, spread across the oil and gas industry in the USA segment. The system for disbursements for oil and gas sales is well developed and there have been no defaults over a period exceeding 15 years in which the Consolidated Entity functions.

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Consolidated Entity's maximum exposure to credit risk.

(j) Fair value of financial instruments

The Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2007: net fair value).

30. Share-based payments

Employee share option plan

Whilst the Consolidated Entity does not have a formal ownership-based compensation scheme for employees (including directors) of the company, certain share options have been granted to executives in accordance with a resolution of shareholders at the AGM of the Company held on 28 May 2007. Each executive share option converts into one ordinary share of the Company on exercise. No amounts have been paid or are payable by the recipient upon receipt of the options. The options neither carry rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The following table reconciles the outstanding share options granted to key management at the beginning and end of the financial year:

Executive share options	2008 No:	2007 No:
Balance at beginning of the financial year	9 500 000	7 865 313
Exercised during the financial year (i)	-	(7 865 313)
Granted during the financial year (ii)	-	9 500 000
Balance at the end of the financial year (iii)	9 500 000	9 500 000

(i) Options exercised during the financial year

No options were exercised during the current financial year.

(ii) Options granted during the financial year

No options were issued to directors or employees during the current financial year.

(ii) Balance at the end of the financial year

The share options outstanding at the end of the financial year had an exercise price of $0.15 (2007: $0.15) and a remaining contractual life of 577 days (2006: 943 days).

Services Received

On the 14 March 2008, the Company allotted 6,000,000 incentive options to a consultant in lieu of consultancy fees. The options are exercisable at $0.14 on or before 1 March 2011. None of these options have been exercised at the date of this report.

The options package has been valued at $252,000 for accounting purposes using the Black Scholes model. The financial effect of the option issue has been recognised as a share-based payments expense in Consulting Expenses in the current financial year income statement.

Notes to the Financial Statements

31 December 2008

30. Share-based payments (continued)

Services Received (continued)

The following inputs have been used to calculate the fair value of these options at grant date:

Option pricing inputs	
Number granted	6 000 000
Grant date	14 March 2008
Grant date share price	10 cents
Exercise price	14 cents
Expected volatility	70%
Option life	1 082 days
Risk-free interest rate	7.25%
Fair value per option	4.2 cents

In addition to the options discussed above, a further 3,500,000 options issued to consultants in prior years as share-based payments remain unexercised at balance date. Further information concerning these options is set out in note 19.

31. Key management personnel compensation

(a) Details of key management personnel

The key management personnel of the Consolidated Entity during the year were:

- M J Evans (Chairman and Chief Executive Officer)
- C L Cavness (Non-Executive Director)
- A E Brindal (Non-Executive Director / Company Secretary)
- W R Grigor (Non-Executive Director – resigned 1 April 2008)
- C J Harper (Chief Financial Officer/Company Secretary)
- J A Atling (Administration Manager Australia)
- R Adessa (Administration Manager USA)

(b) Key management personnel compensation

The aggregate compensation of the key management personnel of the Consolidated Entity and the Company is set out below:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Short-term employee benefits	736 644	574 802	607 262	432 727
Post employment benefits	99 148	165 087	99 148	165 087
Share-based payment	-	703 500	-	703 500
Total	835 792	1 443 389	706 410	1 301 314

Notes to the Financial Statements

31 December 2008

32. Related Party Disclosures

(a) Equity Interests in related parties

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 27 to the financial statements.

Equity Interests in associates and joint ventures

Details of interests in joint ventures are discussed in note 26.

(b) Key management personnel compensation

Details of key management personnel compensation are disclosed in note 31 to the financial statements.

(c) Key management personnel equity holdings

Fully Paid Ordinary Shares

2008	Balance 1/1/08	Received on Exercise of Options	Net Other Change (iv)	Balance 31/12/08
Specified Directors				
M J Evans	6 225 450	-	-	6 225 450
C L Cavness	1 150 000	-	-	1 150 000
A E Brindal	29 000	-	-	29 000
W R Grigor(i)	10 080 548	-	(10 080 548)	-
Specified Executives				
C J Harper	-	-	-	-
J A Atling	4 883 575	-	-	4 883 575
R Adessa	2 601	-	-	2 601

2007	Balance 1/1/07	Received on Exercise of Options	Net Other Change (iv)	Balance 31/12/07
Specified Directors				
M J Evans	3 225 450	5 000 000	(2 000 000)	6 225 450
C L Cavness	150 000	1 000 000	-	1 150 000
A E Brindal (ii)	-	-	29 000	29 000
W R Grigor	8 580 548	1 500 000	-	10 080 548
Specified Executives				
C J Harper (iii)	-	-	-	-
J A Atling	4 813 575	-	70 000	4 883 575
R Adessa	-	365 313	(362 712)	2 601

(i) Resigned 1 April 2008.

(ii) Appointed 19 December 2007.

(iii) Appointed 6 August 2007.

(iv) Net other changes comprise shares purchased and sold. In respect of A E Brindal, net other change represents the holding at the date of his appointment as a director. In respect of W R Grigor, net other change includes his holding at the date of his resignation as a director.

Notes to the Financial Statements

31 December 2008

32. Related Party Disclosures (continued)

Share Options

2008	Balance 1/1/08	Options Granted as Compensation	Options Exercised	Net Other Change (iv)	Balance 31/12/08
Specified Directors					
M J Evans	5 000 000	-	-	-	5 000 000
C L Cavness	1 000 000	-	-	-	1 000 000
A E Brindal	-	-	-	-	-
W R Grigor(i)	1 500 000	-	-	(1 500 000)	-
Specified Executives					
C J Harper	1 500 000	-	-	-	1 500 000
J A Atling	-	-	-	-	-
R Adessa	500 000	-	-	-	500 000

2007	Balance 1/1/07	Options Granted as Compensation	Options Exercised	Net Other Change (iv)	Balance 31/12/07
Specified Directors					
M J Evans	5 000 000	5 000 000	(5 000 000)	-	5 000 000
C L Cavness	1 000 000	1 000 000	(1 000 000)	-	1 000 000
A E Brindal (ii)	-	-	-	-	-
W R Grigor	1 500 000	1 500 000	(1 500 000)	-	1 500 000
Specified Executives					
C J Harper (iii)	-	1 500 000	-	-	1 500 000
J A Atling	-	-	-	-	-
R Adessa	365 313	500 000	(365 313)	-	500 000

(i) Resigned 1 April 2008.

(ii) Appointed 19 December 2007.

(iii) Appointed 6 August 2007.

(iv) In respect of W R Grigor, net other change represents his holding at the date of his resignation as a director.

All options vested at grant date and were exercisable at the balance date.

Further details of share options granted to directors and executives during the year have been disclosed at note 30 to the financial statements.

(d) Transactions with the Directors of the Consolidated Entity

Fees of $25,000 (2007: $22,500) were paid to Mr Grigor for the provision of financial advice and public relations representation based on normal terms and conditions.

(e) Controlling Entity

The Parent Entity in the Consolidated Entity is First Australian Resources Ltd. Both the ultimate Parent Entity and the ultimate Australian Entity in the wholly owned group is First Australian Resources Limited. Related party receivable balances are disclosed in notes 10 and 11 of the financial report.

Notes to the Financial Statements

31 December 2008

33. Subsequent Events

Subsequent to the financial year end:

a) The convertible note maturing on 31 January 2009 was repaid in full.

b) On 23 January 2009, a placement of 28,850,000 shares was issued at 2.6 cents per share, raising $750,100 before costs.

c) On 10 February 2009, 6,633,533 new convertible notes were issued at 45 cents each, raising $2,985,090 before costs. Each convertible note carries a coupon rate of 15 percent payable quarterly in arrears and is convertible into 10 ordinary shares on or before 31 January 2012 by payment of 4.5 cents per share. The convertible notes have been quoted on the ASX. A further 4,050 convertible notes were issue on the same terms and conditions on 26 February 2009 raising an additional $2,025 before costs.

d) On 10 February 2009, 14,000,000 options exercisable at 5 cents any time on or before 30 June 2012, were issued to consultants in lieu of advisory fees.

e) The Company has executed an Agreement with Shell Exploration Company B.V. (Shell) to conduct an exploration program in respect of the Company's exploration blocks offshore Senegal. Under the Agreement, which is subject to regulatory approvals, Shell will fund a CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area where a number of drilling prospects have already been identified by FAR and its partner Petrosen. The objective of the program is designed to enable Shell to determine whether or not to exercise an Option to acquire a 70 percent interest in the block and enter the second renewal period that includes a well commitment. FAR will benefit from an exploration well carry up to costs of US$65million and retain 20 percent in the event that Shell elects to enter the second renewal period. If Shell exercises the option but subsequently elects not to proceed to drill a well, FAR will retain its 90 percent interest, a Licence to use the CSEM data and be free to negotiate with other potential farminees. Under the Agreement FAR will recoup approximately US$3.4 million in past expenditures regardless of the outcome of the study and a further US$6 million in the event the drilling of a well leads to a commercial development.

f) On 26 March 2009, the Company announced a placement of 70,000,000 shares at 5 cents per share to raise $3,500,000 before costs.

The financial effect of the above has not been recognised in the current financial year.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.

34. Remuneration of auditors

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Auditor of the Parent Entity:				
Audit or review of the financial report	44 500	42 500	33 118	29 066
Taxation services	-	-	-	-
	44 500	42 500	33 118	29 066

The auditor of the Consolidated Entity is Deloitte Touche Tohmatsu.

Supplementary Information

Pursuant To The Listing Requirements of The Australian Stock Exchange Limited

Number of holders of equity securities

Ordinary shares

At 19 March 2009, the issued capital comprised of 575,878,344 ordinary shares held by 4,233 holders.

Convertible Notes

At 19 March 2009, there were 6,638,033 fully paid 15% convertible notes held by 40 holders. Each note converts to 10 shares. Notes do not carry the right to vote.

Unlisted Options

At 19 March 2009, there were 33,000,000 unlisted options, of various exercise prices and expiry dates, held by 8 holders. Each option converts to one share. Options do not carry the right to vote.

Spread details as at 19 March 2009			Ordinary Shares Number of Holders	Convertible Notes Number of Holders
1	-	1,000	342	0
1,001	-	5,000	478	22
5,001	-	10,000	491	14
10,001	-	100,000	2,057	2
100,001 and over			865	2
			4,233	40
Holding less than a marketable parcel			1,036	0

Substantial shareholders

No notifications of substantial shareholders have been received by the Company.

Top Twenty Shareholders	Number of Shares	Percentage
HSBC Custody Nominees (Australia) Limited	25,274,988	4.39
Citicorp Nominees Pty Limited	19,349,313	3.36
National Nominees Limited	16,889,284	2.93
Woodlands Asset Management Pty Ltd	13,427,692	2.33
Jemaya Pty Ltd	8,800,000	1.53
BT Portfolio Services Limited	6,845,000	1.19
ANZ Nominees Limited	6,653,721	1.16
Tevlo Pty Ltd	6,225,450	1.08
Forty Traders Limited	5,756,092	1.00
Melanie Maree Herpen	5,500,000	0.96
Douglas Michael Grant & Sharon Leigh Grant	4,910,000	0.85
David John Hanks	4,800,500	0.83
Dean Andrew Herpen	4,500,000	0.78
St. Mellions Inc	4,050,000	0.70
UBS Nominees Pty Ltd	4,039,354	0.70
Sandra Lambeth	3,644,840	0.63
William Douglas Goodfellow	3,281,000	0.57
Benjamin Dark	3,080,000	0.54
Gregorach Pty Ltd	3,015,240	0.52
Trevor Michael Hing	3,000,000	0.52
	153,042,474	26.57

Supplementary Information

Pursuant To The Listing Requirements of The Australian Stock Exchange Limited

Top Twenty Noteholders	Number of Notes	Percentage
HSBC Custody Nominees (Australia) Limited	5,555,555	83.69
Woodlands Asset Management Pty Ltd	800,000	12.05
Ian Michael Paterson Parker & Catriona Sylvia Parker	53,338	0.80
Zen Asset Management Pty Ltd	26,722	0.40
Jemaya Pty Ltd	13,600	0.21
Stephanie Wall	10,000	0.15
Philip Wall	10,000	0.15
Gunz Pty Ltd	7,300	0.11
Barry Colin Humfrey & Mary Jean Humfrey	7,000	0.11
Roseland Asset Pty Ltd	7,000	0.11
Kenesta Pty Ltd	7,000	0.11
Gould Nominees Pty Ltd	7,000	0.11
Liudmila Ivanovna Nokhova	7,000	0.11
Hendricus Pty Ltd	6,800	0.10
Dodge Dart Investments Pty Ltd	6,666	0.10
Denis Patrick Waddell & Francine Louise Waddell	6,000	0.09
Tarney Holdings Pty Ltd	6,000	0.09
Aceriver Pty Ltd	5,000	0.08
L V Zaninovich Pty Ltd	5,000	0.08
Nina Michelle Ricketts	5,000	0.08
	6,551,981	98.70





FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

Suite B1, Tempo Offices
431 Roberts Road
Subiaco, WA 6008
Tel: (61-8) 6363 8779
Facsimile: (61-8) 6363 8783

www.far.com.au